Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2016 Report on Review of Interim Financial Information
2.	1Q16 Earnings release
3.	Board of Directors Minutes

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated

Interim Financial Information

for the Three-Month Period

Ended March 31, 2016 and

Report on Review of Interim

Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Interim Financial Information

for the Three-Month Period Ended March 31, 2016

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

São Paulo—SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended March 31, 2016, which comprises the balance sheet as of March 31, 2016 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1)—Interim Financial Information and international standard IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2016, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards—IFRSs, which do not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 11, 2016

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of March 31, 2016 and December 31, 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Current assets
Cash and cash equivalents	4	80,830	48,061	2,212,098	2,702,893
Financial investments	4	16,326	6,708	460,484	803,304
Trade receivables, net	5	—	—	3,123,970	3,167,164
Inventories, net	6	—	—	2,710,759	2,495,237
Recoverable taxes, net	7	42,390	48,019	517,877	628,778
Dividends receivable		2,347	392,127	3,061	2,710
Other receivables		2,689	6,051	70,091	29,787
Trade receivables – insurer indemnification	33	—	—	167,008	—
Prepaid expenses, net	10	56	89	121,640	81,476

Total current assets		144,638	501,055	9,386,988	9,911,349
Non-current assets
Financial investments	4	—	—	254,722	466,965
Trade receivables, net	5	—	—	161,910	152,239
Related parties	8.a	762,432	782,404	490	490
Deferred income and social contribution taxes	9.a	18,016	8,680	505,217	558,993
Recoverable taxes, net	7	12,706	4,037	131,094	135,449
Escrow deposits	20.a	148	148	751,041	740,835
Other receivables		—	—	14,890	16,507
Prepaid expenses, net	10	—	—	158,907	146,664

		793,302	795,269	1,978,271	2,218,142
Investments
In subsidiaries	11.a	7,830,603	7,619,441	—	—
In joint-ventures	11.a; 11.b	26,197	31,514	74,051	79,377
In associates	11.c	—	—	21,877	21,537
Other		—	—	2,814	2,814
Property, plant, and equipment, net	12	—	—	5,455,698	5,438,895
Intangible assets, net	13	246,163	246,163	3,248,738	3,293,935

		8,102,963	7,897,118	8,803,178	8,836,558
Total non-current assets		8,896,265	8,692,387	10,781,449	11,054,700

Total assets		9,040,903	9,193,442	20,168,437	20,966,049

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of March 31, 2016 and December 31, 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Current liabilities
Loans	14	—	—	2,425,696	1,048,098
Debentures	14.f	4,237	33,560	67,717	47,372
Finance leases	14.h	—	—	2,407	2,385
Trade payables	15	21	2,636	1,088,883	1,460,532
Salaries and related charges	16	195	195	277,864	404,313
Taxes payable	17	780	877	158,372	168,804
Dividends payable	23.g	17,908	293,460	23,270	298,791
Income and social contribution taxes payable		—	301	111,535	216,883
Post-employment benefits	18.b	—	—	13,734	13,747
Provision for asset retirement obligation	19	—	—	4,446	5,232
Provision for tax, civil, and labor risks	20.a	—	—	51,127	45,322
Trade payables – indemnification customers	33	—	—	112,925	—
Other payables		214	1,359	58,657	97,492
Deferred revenue	21	—	—	20,553	24,420

Total current liabilities		23,355	332,388	4,417,186	3,833,391
Non-current liabilities
Loans	14	—	—	4,091,620	5,561,401
Debentures	14.f	799,639	799,554	2,199,016	2,198,843
Finance leases	14.h	—	—	42,941	43,509
Related parties	8.a	246	5	4,372	4,372
Deferred income and social contribution taxes	9.a	—	—	191,849	266,004
Post-employment benefits	18.b	—	—	114,150	112,848
Provision for asset retirement obligation	19	—	—	72,063	69,484
Provision for tax, civil, and labor risks	20.a	4,227	4,221	686,503	684,660
Deferred revenue	21	—	—	11,103	11,036
Subscription warrants – indemnification	22	139,377	112,233	139,377	112,233
Other payables		—	—	92,515	94,139

Total non-current liabilities		943,489	916,013	7,645,509	9,158,529
Shareholders’ equity
Share capital	23.a	3,838,686	3,838,686	3,838,686	3,838,686
Capital reserve	23.c	552,038	546,607	552,038	546,607
Treasury shares	23.b	(483,879)	(490,881)	(483,879)	(490,881)
Revaluation reserve	23.d	5,527	5,590	5,527	5,590
Profit reserves	23.e	3,801,999	3,801,999	3,801,999	3,801,999
Additional dividends to the minimum mandatory dividends	23.g	—	157,162	—	157,162
Retained earnings		385,270	—	385,270	—
Valuation adjustments	2.c; 2.o; 23.f	(55,519)	18,953	(55,519)	18,953
Cumulative translation adjustments	2.c; 2.r; 23.f	29,937	66,925	29,937	66,925

Shareholders’ equity attributable to:
Shareholders of the Company		8,074,059	7,945,041	8,074,059	7,945,041
Non-controlling interests in subsidiaries		—	—	31,683	29,088

Total shareholders’ equity		8,074,059	7,945,041	8,105,742	7,974,129

Total liabilities and shareholders’ equity		9,040,903	9,193,442	20,168,437	20,966,049

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended March 31, 2016 and 2015

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Net revenue from sales and services	24	—	—	19,524,323	17,403,640
Cost of products and services sold	25	—	—	(17,806,080)	(15,821,547)

Gross profit		—	—	1,718,243	1,582,093
Operating income (expenses)
Selling and marketing	25	—	—	(641,202)	(584,204)
General and administrative	25	(3)	(11)	(321,820)	(287,992)
Gain on disposal of property, plant and equipment and intangibles	26	—	—	75	22,260
Other operating income, net	27	—	—	35,426	21,458

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		(3)	(11)	790,722	753,615
Financial income	28	40,957	39,394	115,129	103,458
Financial expenses	28	(58,484)	(62,031)	(331,585)	(284,701)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	396,838	399,820	(3,267)	(2,916)

Income before income and social contribution taxes		379,308	377,172	570,999	569,456

Income and social contribution taxes
Current	9.b	(3,425)	(4,581)	(227,370)	(160,924)
Deferred	9.b	9,335	12,280	22,092	(37,582)
Tax incentives	9.b; 9.c	—	—	22,132	15,662

		5,910	7,699	(183,146)	(182,844)
Net income for the period		385,218	384,871	387,853	386,612

Net income for the period attributable to:
Shareholders of the Company		385,218	384,871	385,218	384,871
Non-controlling interests in subsidiaries		—	—	2,635	1,741
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	0.7116	0.7049	0.7116	0.7049
Diluted	29	0.7065	0.6995	0.7065	0.6995

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended March 31, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Net income for the period attributable to shareholders of the Company		385,218	384,871	385,218	384,871
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	2,635	1,741

Net income for the period		385,218	384,871	387,853	386,612

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments	2.c; 23.f	(77,328)	13,222	(77,328)	13,222
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 23.f	(36,988)	51,656	(36,988)	51,656
Items that are not subsequently reclassified to profit or loss:
Actuarial gains of post-employment benefits	2.o; 23.f	2,856	—	2,856	—

Total comprehensive income for the period		273,758	449,749	276,393	451,490

Total comprehensive income for the period attributable to shareholders of the Company		273,758	449,749	273,758	449,749
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	2,635	1,741

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the three-month period ended March 31, 2016 and 2015

(In thousands of Brazilian Reais, except dividends per share)

						Profit reserve			Cumulative other comprehensive income				Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2015		3,838,686	546,607	(490,881)	5,590	472,350	1,996,583	1,333,066	18,953	66,925	—	157,162	7,945,041	29,088	7,974,129
Net income for the period		—	—	—	—	—	—	—	—	—	385,218	—	385,218	2,635	387,853
Other comprehensive income:
Fair value adjustments of available for sale	2.c; 23.f	—	—	—	—	—	—	—	(77,328)	—	—	—	(77,328)	—	(77,328)
Actuarial gains of post-employment benefits, net	2.o; 23.f	—	—	—	—	—	—	—	2,856	—	—	—	2,856	—	2,856

Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 23.f	—	—	—	—	—	—	—	—	(36,988)	—	—	(36,988)	—	(36,988)

Total comprehensive income for the period		—	—	—	—	—	—	—	(74,472)	(36,988)	385,218	—	273,758	2,635	276,393
Sale of treasury shares	8.c; 23.b	—	5,431	7,002	—	—	—	—	—	—	—	—	12,433	—	12,433
Realization of revaluation reserve of subsidiaries	23.d	—	—	—	(63)	—	—	—	—	—	63	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	—	—	—	—	—	—	—	—	—	(11)	—	(11)	—	(11)
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(40)	(40)
Approval of additional dividends by the Shareholders’ Meeting	23.g	—	—	—	—	—	—	—	—	—	—	(157,162)	(157,162)	—	(157,162)

Balance as of March 31, 2016		3,838,686	552,038	(483,879)	5,527	472,350	1,996,583	1,333,066	(55,519)	29,937	385,270	—	8,074,059	31,683	8,105,742

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the three-month period ended March 31, 2016 and 2015

(In thousands of Brazilian Reais, except dividends per share)

						Profit reserve			Cumulative other comprehensive income				Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2014		3,838,686	547,462	(103,018)	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	188,976	7,697,999	28,596	7,726,595
Net income for the period		—	—	—	—	—	—	—	—	—	384,871	—	384,871	1,741	386,612
Other comprehensive income:
Fair value adjustments of available for sale	2.c; 23.f	—	—	—	—	—	—	—	13,222	—	—	—	13,222	—	13,222
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 23.f	—	—	—	—	—	—	—	—	51,656	—	—	51,656	—	51,656

Total comprehensive income for the period		—	—	—	—	—	—	—	13,222	51,656	384,871	—	449,749	1,741	451,490
Acquisition of own shares to held in treasury	23.b	—	—	(102,209)	—	—	—	—	—	—	—	—	(102,209)	—	(102,209)
Realization of revaluation reserve of subsidiaries	23.d	—	—	—	(65)	—	—	—	—	—	65	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	—	—	—	—	—	—	—	—	—	(1)	—	(1)	—	(1)
Dividends attributable to non-controlling interests	23.g	—	—	—	—	—	—	—	—	—	—	—	—	(56)	(56)
Approval of additional dividends by the Shareholders’ Meeting	23.g	—	—	—	—	—	—	—	—	—	—	(188,976)	(188,976)	—	(188,976)

Balance as of March 31, 2015		3,838,686	547,462	(205,227)	5,783	397,177	1,439,461	1,333,066	20,371	94,848	384,935	—	7,856,562	30,281	7,886,843

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the three-month period ended March 31, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Cash flows from operating activities
Net income for the period		385,218	384,871	387,853	386,612
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(396,838)	(399,820)	3,267	2,916
Depreciation and amortization	12;13	—	—	270,120	235,875
PIS and COFINS credits on depreciation	12;13	—	—	3,104	3,266
Asset retirement obligation	19	—	—	(706)	(1,020)
Interest, monetary, and foreign exchange rate variations		56,584	62,986	38,036	573,779
Deferred income and social contribution taxes	9.b	(9,335)	(12,280)	(22,092)	37,582
Gain on disposal of property, plant and equipment and intangibles	26	—	—	(75)	(22,260)
Others		(312)	—	66	945
Dividends received from subsidiaries and joint-ventures		469,304	533,425	—	—
(Increase) decrease in current assets
Trade receivables	5	—	—	46,213	(215,104)
Inventories	6	—	—	(214,963)	(420,679)
Recoverable taxes	7	5,629	13,086	110,901	(48,503)
Other receivables		3,362	(1,611)	(94,386)	(23,127)
Prepaid expenses	10	33	23	(37,738)	(41,777)
Increase (decrease) in current liabilities
Trade payables	15	(2,615)	(265)	(371,649)	(155,803)
Salaries and related charges	16	—	(5)	(126,449)	(53,480)
Taxes payable	17	(97)	96	(10,432)	25,653
Income and social contribution taxes		—	—	62,853	109,546
Provision for tax, civil, and labor risks	20.a	—	—	5,805	5,114
Other payables		(1,145)	6,923	(39,542)	(27,988)
Deferred revenue	21	—	—	(3,867)	(2,235)
(Increase) decrease in non-current assets
Trade receivables	5	—	—	(9,671)	(2,414)
Recoverable taxes	7	(8,669)	(15,882)	4,355	(2,104)
Escrow deposits		—	—	(10,206)	(10,196)
Other receivables		—	—	1,617	(2,306)
Prepaid expenses	10	—	—	(2,237)	5,043
Increase (decrease) in non-current liabilities
Post-employment benefits	18.b	—	—	1,289	4,286
Provision for tax, civil, and labor risks	20.a	6	5	1,843	4,684
Other payables		—	—	(1,624)	620
Deferred revenue	21	—	—	67	1,150
Income and social contribution taxes paid		(301)	—	(168,202)	(128,295)

Net cash provided by operating activities		500,824	571,552	(176,450)	239,780

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the three-month period ended March 31, 2016 and 2015

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Cash flows from investing activities
Financial investments, net of redemptions		(9,376)	47,949	555,063	47,362
Acquisition of property, plant, and equipment	12	—	—	(194,975)	(129,761)
Acquisition of intangible assets	13	—	—	(95,831)	(79,409)
Capital increase in joint ventures	11.b	—	—	(5,781)	—
Proceeds from disposal of property, plant and equipment and intangibles	26	—	—	6,027	39,214

Net cash provided by (used in) investing activities		(9,376)	47,949	264,503	(122,594)

Cash flows from financing activities
Loans and debentures
Proceeds	14	—	799,042	240,381	1,177,828
Repayments	14	—	(800,000)	(199,442)	(960,632)
Interest paid	14	(58,369)	(96,683)	(177,046)	(179,839)
Payments of financial lease		—	—	(1,175)	(1,404)
Dividends paid		(432,715)	(387,594)	(432,721)	(387,650)
Acquisition of non-controlling interests of subsidiaries		—	(102,209)	—	(102,209)
Sale of treasury shares	8.c	12,433	—	—	—
Related parties		19,972	56,456	—	(15,000)

Net cash used in financing activities		(458,679)	(530,988)	(570,003)	(468,906)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	(8,845)	18,346

Increase (decrease) in cash and cash equivalents		32,769	88,513	(490,795)	(333,374)

Cash and cash equivalents at the beginning of the period	4	48,061	119,227	2,702,893	2,827,369
Cash and cash equivalents at the end of the period	4	80,830	207,740	2,212,098	2,493,995

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the three-month period ended March 31, 2016 and 2015

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2016%		03/31/2015%		03/31/2016%		03/31/2015%
Revenue
Gross revenue from sales and services, except rents and royalties	24	—		—		20,110,301		17,919,244
Rebates, discounts, and returns	24	—		—		(115,708)		(85,978)
Allowance for doubtful accounts—Reversal (allowance)		—		—		(10,563)		(7,317)
Gain on disposal of property, plant and equipment and intangibles and other operating income, net	26	—		—		75		22,260

		—		—		19,984,105		17,848,209
Materials purchased from third parties
Raw materials used		—		—		(1,080,514)		(893,799)
Cost of goods, products, and services sold		—		—		(16,728,224)		(14,908,778)
Third-party materials, energy, services, and others		(2,855)		(5,063)		(480,947)		(459,259)
Reversal of impairment losses		4,391		6,328		(1,720)		(1,432)

		1,536		1,265		(18,291,405)		(16,263,268)
Gross value added		1,536		1,265		1,692,700		1,584,941

Deductions
Depreciation and amortization		—		—		(270,120)		(235,875)
PIS and COFINS credits on depreciation		—		—		(3,104)		(3,266)

		—		—		(273,224)		(239,141)
Net value added by the Company		1,536		1,265		1,419,476		1,345,800

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	11	396,838		399,820		(3,267)		(2,916)
Dividends at cost		—		1		—		—
Rents and royalties	24	—		—		33,170		30,511
Financial income	28	40,957		39,394		115,129		103,458

		437,795		439,215		145,032		131,053
Total value added available for distribution		439,331		440,480		1,564,508		1,476,853

Distribution of value added
Labor and benefits		1,280	—	1,073	—	421,374	27	380,921	26
Taxes, fees, and contributions		(3,905)	(1)	(8,582)	(2)	395,513	25	390,356	26
Financial expenses and rents		56,738	13	63,118	14	359,768	23	318,964	22
Retained earnings		385,218	88	384,871	88	387,853	25	386,612	26

Value added distributed		439,331	100	440,480	100	1,564,508	100	1,476,853	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). For further information about segments see Note 30.

2.	Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s individual and consolidated interim financial information were prepared in accordance with the International Accounting Standards (“IAS”) 34 as issued by the International Accounting Standards Board (“IASB”), and in accordance with CPC 21 (R1)—Interim Financial Reporting issued by the Accounting Pronouncements Committee (“CPC”) and presented in accordance with standards established by the Brazilian Securities and Exchange Commission (“CVM”).

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all years presented in the individual and consolidated interim financial information.

a.	Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized as services are performed.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial Assets

In accordance with IAS 32, IAS 39, and International Financial Reporting Standards (“IFRS”) 7 (CPC 38, 39 and 40 (R1)), the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Hedge accounting—hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 31.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 31 - Customer Credit Risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company.

A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 19).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 12, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.h).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 32.c).

i.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.i). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

l.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20).

o.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 18.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

p.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

q.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of March 31, 2016 was a gain of R$ 29,937 (gain of R$ 66,925 as of December 31, 2015).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico

Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico

Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico

Oxiteno USA LLC	U.S. Dollar	United States

Oxiteno Andina, C.A.	Bolivar	Venezuela

Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its sales, purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On March 9, 2016, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 35, effective from March 10, 2016, altering the Venezuelan foreign exchange markets and regulating the legally recognized types of exchange rates:

a) DIPRO—Tipo de Cambio Protegido (Exchange Protected): Bolivar (“VEF”) is traded at an exchange rate of 9.975 VEF/US$ to buy and 10.00 VEF/US$ for purchase. This rate is applied to importation of essential goods (medicines and food) and raw materials and inputs related to the production of these sectors. This rate is channeled through CENCOEX—Centro Nacional de Comercio Exterior en Venezuela;

b) DICOM—Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange): Bolivar is traded at variable exchange rate of 206,7813 VEF/US$ for selling and reduced by 0.25% for purchase. This rate is applied to settlement currency of all unforeseen transactions in Foreign Exchange Regulation. This rate is channeled through alternative currency markets.

The types of exchange rates previously regulated by the Foreign Exchange Regulation No. 33 were extinct.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Due to the political and economic situation in Venezuela, the Company’s management reassessed the exchange rate used in the translation of financial statements and changed, on December 31, 2015, the rate from SICAD—Sistema Complementario de Administración de Divisas to SIMADI—Sistema Marginal de Divisas, due to the fact that currently this exchange rate is the one that most closely matches the best expression of the Venezuelan economy. Thus, from December 31, 2015, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SIMAD and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil. Due to the Foreign Exchange Regulation No. 35, from March 10, 2016, the Company began to use the DICOM exchange rate in the translation.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income for the three-month period ended March 31, 2016 amounted to R$ 7,383 (R$ 2,627 gain for the three-month period ended March 31, 2015).

s.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 31), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 31), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3 and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.r), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 19), provisions for tax, civil, and labor risks (Notes 2.n and 20), estimates for the preparation of actuarial reports (Notes 2.o and 18.b) and the determination of fair value of subscription warrants – indemnification (Notes 22 and 31). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units -“CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the years presented (see Note 13.i).

u.	Adjustment to Present Value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant, and equipment (CIAP). Because recovery of these credits occurs over a 48 month period, the present value adjustment reflects, in the interim financial information, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totaled R$ 858 in as of March 31, 2016 (R$ 109 as of December 31, 2015).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize other present value adjustments.

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured at fair value or based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w.	Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7 (CPC 03)—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

y.	Adoption of the Pronouncements Issued by CPC and IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of March 31, 2016:

Effective date
• IFRS 9: Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	2018
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2018
• IFRS 16—Lease: requires lessees record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	2019

CPC has not yet issued pronouncements equivalent to these IFRS, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM. The Company is assessing the potential effects of these standards.

z.	Authorization for Issuance of the Interim Financial Information

These interim financial information were authorized for issue by the Board of Directors on May 11, 2016.

3.	Principles of Consolidation and Investments in Subsidiaries

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share
			03/31/2016		12/31/2015
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda. (*)	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Isa-Sul Administração e Participações Ltda. (b)	Brazil	Ipiranga	—	—	—	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (b)	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.	Spain	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai Trading LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 31, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 2,927,304 as of March 31, 2016 (R$ 3,973,162 as of December 31, 2015) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Cash and bank deposits
In local currency	112	120	80,801	92,160
In foreign currency	—	—	111,564	99,856
Financial investments considered cash equivalents
In local currency
Fixed-income securities	80,718	47,941	1,927,183	2,497,903
In foreign currency
Fixed-income securities	—	—	92,550	12,974

Total cash and cash equivalents	80,830	48,061	2,212,098	2,702,893

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Financial investments
In local currency
Fixed-income securities and funds	16,326	6,708	408,082	801,587
In foreign currency
Fixed-income securities and funds	—	—	31,242	35,013
Currency and interest rate hedging instruments (a)	—	—	275,882	433,669

Total financial investments	16,326	6,708	715,206	1,270,269

Current	16,326	6,708	460,484	803,304

Non-current	—	—	254,722	466,965

(a)	Accumulated gains, net of income tax (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	03/31/2016	12/31/2015
Domestic customers	2,910,797	2,971,019
Reseller financing—Ipiranga	360,117	350,119
Foreign customers	225,908	199,081
(-) Allowance for doubtful accounts	(210,942)	(200,816)

Total	3,285,880	3,319,403

Current	3,123,970	3,167,164

Non-current	161,910	152,239

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2016	3,496,822	3,023,598	109,735	36,392	21,290	35,693	270,114
12/31/2015	3,520,219	3,080,681	113,136	22,834	13,473	30,411	259,684

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2015	200,816
Additions	12,333
Write-offs	(2,207)

Balance as of March 31, 2016	210,942

For further information about allowance for doubtful accounts see Note 31 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	03/31/2016			12/31/2015
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	397,813	(9,710)	388,103	400,994	(7,649)	393,345
Work in process	2,858	—	2,858	1,723	—	1,723
Raw materials	232,539	(1,363)	231,176	257,700	(1,026)	256,674
Liquefied petroleum gas (LPG)	57,931	(5,761)	52,170	58,875	(5,761)	53,114
Fuels, lubricants, and greases	1,401,925	(769)	1,401,156	1,205,598	(729)	1,204,869
Consumable materials and other items for resale	114,743	(9,167)	105,576	103,013	(9,259)	93,754
Pharmaceutical, hygiene, and beauty products	350,472	(11,087)	339,385	303,603	(9,568)	294,035
Advances to suppliers	164,545	—	164,545	171,726	—	171,726
Properties for resale	25,997	(207)	25,790	25,997	—	25,997

	2,748,823	(38,064)	2,710,759	2,529,229	(33,992)	2,495,237

Movements in the provision for losses are as follows:

Balance as of December 31, 2015	33,992
Additions to net realizable value adjustment	1,210
Additions of obsolescence and other losses	2,862

Balance as of March 31, 2016	38,064

The breakdown of provisions for losses related to inventories is shown in the table below:

	03/31/2016	12/31/2015
Net realizable value adjustment	15,347	14,137
Obsolescence and other losses	22,717	19,855

Total	38,064	33,992

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of State VAT (ICMS), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	Parent		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
IRPJ and CSLL	55,096	52,055	179,000	197,890
ICMS	—	—	380,243	350,325
Provision for ICMS losses (1)	—	—	(64,863)	(64,891)
PIS and COFINS	—	—	127,527	248,254
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	—	—	16,958	22,791
Excise tax—IPI	—	—	4,646	4,542
Others	—	1	5,460	5,316

Total	55,096	52,056	648,971	764,227

Current	42,390	48,019	517,877	628,778

Non-current	12,706	4,037	131,094	135,449

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future, based on its estimative, and its movements are as follows:

Balance as of December 31, 2015	64,891
Write-offs, additions and reversals, net	(28)

Balance as of March 31, 2016	64,863

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

•	Parent Company

	Assets			Liabilities
	Trade receivables(1)	Debentures(2)	Total	Account payable	Financial income
Companhia Ultragaz S.A.	3,272	—	3,272	—	—
Oxiteno S.A. Indústria e Comércio	2,617	—	2,617	—	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	3,272	—	3,272	246	—
Ipiranga Produtos de Petróleo S.A.	3,271	750,000	753,271	—	38,745

Total as of March 31, 2016	12,432	750,000	762,432	246	38,745

	Assets	Liabilities
	Debentures(3)	Account payable	Financial income
Ipiranga Produtos de Petróleo S.A.	782,404	—	33,110
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	5	—

Total as of December 31, 2015	782,404	5
Total as of March 31, 2015			33,110

(1)	Refers to the Deferred Stock Plan (see Note 8.c).
(2)	In March 2016, the subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) made its third private offering in a single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed the total of debentures with maturity on March 31, 2021 and semiannual remuneration linked to CDI.
(3)	In March 2009, the subsidiary Ipiranga made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI. The debentures subscribed by Ultrapar were settled on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,767
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	14,217	4,560
Refinaria de Petróleo Riograndense S.A.	—	—	—	9,561
Others	490	1,326	—	—

Total as of March 31, 2016	490	4,372	14,217	15,888

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,506
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	12,553	6,562
Refinaria de Petróleo Riograndense S.A.	—	—	—	23,784
Others	490	1,326	—	—

Total as of December 31, 2015	490	4,372	12,553	31,852

(1)	Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	2	5,072
Refinaria de Petróleo Riograndense S.A.	—	233,589
ConectCar Soluções de Mobilidade Eletrônica S.A.	3,296	—

Total as of March 31, 2016	3,298	238,661

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	2	3,213
Refinaria de Petróleo Riograndense S.A.	—	143,670
ConectCar Soluções de Mobilidade Eletrônica S.A.	4,507	—

Total as of March 31, 2015	4,509	146,883

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.j). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 18.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	03/31/2016	03/31/2015
Short-term compensation	10,420	7,575
Stock compensation	1,379	1,568
Post-employment benefits	842	656
Long-term compensation	541	498

Total	13,182	10,297

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(243)	16,904
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(9,332)	31,878
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(2,123)	3,876
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(5,101)	6,353
November 7, 2012	320,000	2017 to 2019	42.90	19,098	(11,151)	7,947
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(3,880)	1,392
November 10, 2010	173,336	2015 to 2017	26.78	9,602	(8,567)	1,035
December 16, 2009	83,328	2014 to 2016	20.75	7,155	(6,928)	227
November 9, 2006	207,200	2016	11.62	3,322	(3,128)	194

	1,917,264			120,259	(50,453)	69,806

For the three-month period ended March 31, 2016, the amortization in the amount of R$ 4,279 (R$ 4,494 for the three-month period ended March 31, 2015) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance as of December 31, 2015	1,727,264
Shares granted on March 4, 2016	190,000

Balance as of March 31, 2016	1,917,264

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2016	12/31/2015	03/31/2016	12/31/2015
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	43,828	41,428
Provisions for tax, civil, and labor risks	24	22	144,599	140,707
Provision for post-employment benefits	—	—	42,805	42,297
Provision for differences between cash and accrual basis	—	—	2,521	989
Goodwill	—	—	29,512	33,894
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	71,929	72,691
Provision for asset retirement obligation	—	—	23,024	22,418
Other provisions	17,992	8,658	78,718	145,336
Tax losses and negative basis for social contribution carryforwards (d)	—	—	68,281	59,233

Total	18,016	8,680	505,217	558,993

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	2,855	2,887
Lease	—	—	4,353	4,426
Provision for differences between cash and accrual basis	—	—	95,357	184,951
Provision for goodwill/negative goodwill	—	—	36,597	17,794
Business combination – fair value of assets	—	—	46,877	47,110
Temporary differences of foreign subsidiaries	—	—	4,073	2,855
Other provisions	—	—	1,737	5,981

Total	—	—	191,849	266,004

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	03/31/2016	03/31/2015
Initial balance	292,989	309,726
Deferred IRPJ and CSLL recognized in income of the period	22,092	(37,582)
Others	(1,713)	2,696

Final balance	313,368	274,840

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 year	3	156,992
From 1 to 2 years	3,474	79,724
From 2 to 3 years	3,497	38,749
From 3 to 5 years	6,947	57,951
From 5 to 7 years	3,722	113,806
From 7 to 10 years	373	57,995

	18,016	505,217

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(17,530)	(22,648)	574,266	572,372
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	5,960	7,700	(195,250)	(194,606)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses(i)	(56)	(1)	(15,296)	(8,920)
Nontaxable revenues(ii)	—	—	644	1,369
Adjustment to estimated income(iii)	—	—	3,428	2,851
Other adjustments	6	—	1,196	800

Income and social contribution taxes before tax incentives	5,910	7,699	(205,278)	(198,506)

Tax incentives—SUDENE	—	—	22,132	15,662

Income and social contribution taxes in the income statement	5,910	7,699	(183,146)	(182,844)

Current	(3,425)	(4,581)	(227,370)	(160,924)
Deferred	9,335	12,280	22,092	(37,582)
Tax incentives—SUDENE	—	—	22,132	15,662
Effective IRPJ and CSLL rates—%	33.7	34.0	31.9	31.9

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Caucaia base(1)	75	2012
	Aracaju base	75	2017
	Suape base	75	2018
	Mataripe base(2)	75	2024
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

(1)	On December 22, 2015, the subsidiary requested SUDENE the extension of the recognition of tax incentives for another 10 years, due to the expansion of the Caucaia base.
(2)	Due to modernization realized in the Mataripe base, SUDENE approved the 75% income tax reduction until 2024 through an appraisal report issued on December 30, 2015. On January 19, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days.

On December 30, 2014, the subsidiary Terminal Químico de Aratu S.A.—Tequimar (“Tequimar”) filed a request at SUDENE requiring the income tax reduction incentive, due to the implementation of the Itaqui Terminal in São Luis—Maranhão. The subsidiary is awaiting for SUDENE’s pronouncement, which has no deadline to take place.

d.	Income and Social Contribution Taxes Carryforwards

As of March 31, 2016, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 215,539 (R$ 190,359 as of December 31, 2015) and negative basis of CSLL of R$ 159,951 (R$ 129,368 as of December 31, 2015), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 68,281 as of March 31, 2016 (R$ 59,233 as of December 31, 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid Expenses (Consolidated)

	03/31/2016	12/31/2015
Rents	117,843	114,439
Deferred Stock Plan, net (see Note 8.c)	56,360	45,889
Advertising and publicity	56,665	25,195
Insurance premiums	25,067	24,644
Software maintenance	9,090	8,937
Purchases of meal and transportation tickets	2,327	1,757
Taxes and other prepaid expenses	13,195	7,279

	280,547	228,140

Current	121,640	81,476

Non-current	158,907	146,664

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	03/31/2016
	Subsidiaries			Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	5,078,888
Assets	1,106,636	3,371,882	12,751,656	385,486
Liabilities	4,262	415,566	8,979,802	306,588
Shareholders’ equity	1,102,374	2,956,375(*)	3,771,854	78,898
Net revenue from sales and services	—	312,841	16,833,168	329,934
Net income for the period	13,282	137,570(*)	244,155	5,514
% of capital held	100	100	100	33

	12/31/2015
	Subsidiaries			Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	5,078,888
Assets	1,093,260	3,469,471	13,599,752	348,217
Liabilities	4,168	534,215	10,004,718	253,306
Shareholders’ equity	1,089,092	2,935,315(*)	3,595,034	94,911
% of capital held	100	100	100	33

	03/31/2015
	Subsidiaries				Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	995,696,000	5,078,888
Net revenue from sales and services	—	263,289	15,097,169	3,566	227,901
Net income (loss) for the period	30,666	88,978(*)	277,327	(91)	8,855
% of capital held	100	100	100	99	33

(*)	adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The financial information from our business segments is detailed in Note 30.

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries				Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. – Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2015	1,089,092	2,935,315	3,595,034	7,619,441	31,514	7,650,955
Share of profit of subsidiaries and joint venture	13,282	137,570	244,155	395,007	1,831	396,838
Dividends	—	(79,522)	—	(79,522)	—	(79,522)
Tax liabilities on equity- method revaluation reserve	—	—	(11)	(11)	—	(11)
Valuation adjustment of subsidiaries	—	—	(67,324)	(67,324)	(7,148)	(74,472)
Translation adjustments of foreign-based subsidiaries	—	(36,988)	—	(36,988)	—	(36,988)

Balance as of March 31,2016	1,102,374	2,956,375	3,771,854	7,830,603	26,197	7,856,800

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. – Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2014	1,084,893	3,020,625	2,013,962	980,044	7,099,524	24,076	7,123,600
Share of profit of subsidiaries and joint ventures	30,666	88,978	277,327	(91)	396,880	2,940	399,820
Dividends and interest on equity (gross)	—	—	(142,303)	—	(142,303)	—	(142,303)
Tax liabilities on equity- method revaluation reserve	—	—	(1)	—	(1)	—	(1)
Valuation adjustment of subsidiaries	—	(32)	10,757	—	10,725	2,497	13,222
Translation adjustments of foreign-based subsidiaries	—	51,656	—	—	51,656	—	51,656

Balance as of March 31, 2015	1,115,559	3,161,227	2,159,742	979,953	7,416,481	29,513	7,445,994

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012 currently operates in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina and São Paulo, and the Distrito Federal.

These investments are accounted for under the equity method of accounting based on their interim financial information as of March 31, 2016.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance as of December 31, 2015	4,545	31,514	43,318	79,377
Capital increase	—	—	5,781	5,781
Valuation adjustments	—	(7,148)	—	(7,148)
Share of profit (loss) of joint ventures	(40)	1,831	(5,750)	(3,959)

Balance as of March 31, 2016	4,505	26,197	43,349	74,051

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance as of December 31, 2014	4,960	24,076	25,472	54,508
Valuation adjustments	—	2,497	—	2,497
Share of profit (loss) of joint ventures	125	2,940	(5,233)	(2,168)

Balance as of March 31, 2015	5,085	29,513	20,239	54,837

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	03/31/2016
	Uniăo Vopak	RPR	ConectCar
Current assets	3,392	272,405	54,441
Non-current assets	7,036	113,081	92,981
Current liabilities	1,420	245,340	60,725
Non-current liabilities	—	61,248	—
Shareholders’ equity	9,008	78,898	86,697
Net revenue from sales and services	2,462	329,934	10,430
Costs and operating expenses	(2,696)	(320,158)	(27,877)
Net financial income and income and social contribution taxes	154	(4,262)	5,946
Net income (loss)	(80)	5,514	(11,501)
Number of shares or units held	29,995	5,078,888	124,360,500
% of capital held	50	33	50

	12/31/2015
	Uniăo Vopak	RPR	ConectCar
Current assets	3,360	234,094	59,599
Non-current assets	7,300	114,123	85,195
Current liabilities	1,570	176,134	62,158
Non-current liabilities	—	77,172	—
Shareholders’ equity	9,090	94,911	82,636
Number of shares or units held	29,995	5,078,888	94,579,500
% of capital held	50	33	50

	03/31/2015
	Uniăo Vopak	RPR	ConectCar
Net revenue from sales and services	2,751	227,901	3,803
Costs and operating expenses	(2,439)	(210,650)	(19,832)
Net financial income and income and social contribution taxes	(62)	(8,396)	5,562
Net income (loss)	250	8,855	(10,467)
Number of shares or units held	29,995	5,078,888	57,500,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of February 29, 2016, while the other associates are valued based on the interim financial information as of March 31, 2016.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance as of December 31, 2015	5,743	12,000	3,684	110	21,537
Dividends received	(352)	—	—	—	(352)
Share of profit (loss) of associates	275	401	4	12	692

Balance as of March 31, 2016	5,666	12,401	3,688	122	21,877

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.		Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance as of December 31, 2014	6,212	3,090		3,676	165	13,143
Capital increase	—	10,368	(1)	—	—	10,368
Share of profit (loss) of associates	234	(966)		(2)	(14)	(748)

Balance as of March 31, 2015	6,446	12,492		3,674	151	22,763

(1)	As mentioned in Note 8.a) – Consolidated, in the 1st quarter 2015, Oxiteno realized a capital increase in Oxicap. Thus the interest in the associate has been changed from 25% to 15% approximately.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	03/31/2016
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	6,656	20,343	76	711	707
Non-current assets	18,474	76,895	10,408	1,682	2,822
Current liabilities	2,132	10,267	—	411	156
Non-current liabilities	332	4,767	3,109	1,616	1,693
Shareholders’ equity	22,666	82,204	7,375	366	1,680
Net revenue from sales and services	2,522	13,132	—	—	—
Costs, operating expenses, and income	(1,406)	(9,627)	(2)	(54)	32
Net financial income and income and social contribution taxes	(17)	(1,222)	10	(2)	11
Net income (loss) for the period	1,099	2,283	8	(56)	43
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,175	13,390	73	759	691
Non-current assets	18,773	79,203	10,403	1,681	2,830
Current liabilities	644	8,682	—	403	101
Non-current liabilities	332	4,371	3,109	1,708	1,777
Shareholders’ equity	22,972	79,540	7,367	329	1,643
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	2,355	7,950	—	—	—
Costs, operating expenses, and income	(1,313)	(9,376)	(18)	(45)	47
Net financial income and income and social contribution taxes	(6)	448	15	3	(4)
Net income (loss) for the period	1,036	(978)	(3)	(42)	43
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2015	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2016
Cost:
Land	—	524,159	—	—	—	—	(1,952)	522,207
Buildings	30	1,382,603	298	—	12,757	(1)	(10,679)	1,384,978
Leasehold improvements	10	701,183	2,529	—	15,284	(670)	(2)	718,324
Machinery and equipment	13	3,991,839	28,974	—	35,532	(5,194)	(26,183)	4,024,968
Automotive fuel/lubricant distribution equipment and facilities	14	2,282,462	21,648	—	(191)	(3,767)	—	2,300,152
LPG tanks and bottles	11	541,351	48,727	—	591	(5,505)	—	585,164
Vehicles	7	258,776	4,644	—	442	(4,909)	(279)	258,674
Furniture and utensils	9	170,695	2,159	—	1,016	(653)	(770)	172,447
Construction in progress	—	437,533	70,377	—	(67,176)	—	(7,602)	433,132
Advances to suppliers	—	12,125	17,213	—	(1,607)	—	(2,199)	25,532
Imports in progress	—	1,201	188	—	(452)	—	12	949
IT equipment	5	260,685	3,913	—	710	(47)	(511)	264,750

		10,564,612	200,670	—	(3,094)	(20,746)	(50,165)	10,691,277

Accumulated depreciation:
Buildings		(591,831)	—	(10,855)	(1)	—	2,254	(600,433)
Leasehold improvements		(359,117)	—	(12,865)	—	572	3	(371,407)
Machinery and equipment		(2,241,244)	—	(60,494)	1	5,890	9,045	(2,286,802)
Automotive fuel/lubricant distribution equipment and facilities		(1,270,797)	—	(31,926)	—	2,791	—	(1,299,932)
LPG tanks and bottles		(249,234)	—	(9,355)	—	2,537	—	(256,052)
Vehicles		(92,457)	—	(5,045)	—	3,008	112	(94,382)
Furniture and utensils		(110,259)	—	(2,654)	—	645	309	(111,959)
IT equipment		(203,793)	—	(4,708)	2	40	390	(208,069)

		(5,118,732)	—	(137,902)	2	15,483	12,113	(5,229,036)

Provision for losses:
Advances to suppliers		(83)	—	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(659)	—	—	—	—	56	(603)
Machinery and equipment		(4,739)	—	—	—	147	186	(4,406)
Automotive fuel/lubricant distribution equipment and facilities		(1,306)	—	—	—	53	—	(1,253)
Furniture and utensils		(1)	—	—	—	—	—	(1)

		(6,985)	—	—	—	200	242	(6,543)

Net amount		5,438,895	200,670	(137,902)	(3,092)	(5,063)	(37,810)	5,455,698

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2015	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2016
Cost:
Goodwill (i)	—	1,456,179	—	—	—	—	—	1,456,179
Software (ii)	5	539,522	12,944	—	4,204	—	(1,677)	554,993
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	36,588	1,930	—	—	—	—	38,518
Distribution rights (v)	5	3,278,487	80,740	—	(170,353)	—	—	3,188,874
Brands (vi)	—	120,944	—	—	—	—	(4,290)	116,654
Others (vii)	4	46,951	217	—	(3,738)	—	(353)	43,077

		5,511,288	95,831	—	(169,887)	—	(6,320)	5,430,912

Accumulated amortization:
Software		(350,760)	—	(12,217)	(2)	—	1,133	(361,846)
Technology		(31,256)	—	(446)	—	—	—	(31,702)
Commercial property rights		(16,979)	—	(672)	—	—	—	(17,651)
Distribution rights		(1,802,989)	—	(120,587)	170,044	—	—	(1,753,532)
Others		(15,369)	—	(1,959)	(83)	—	(32)	(17,443)

		(2,217,353)	—	(135,881)	169,959	—	1,101	(2,182,174)

Net amount		3,293,935	95,831	(135,881)	72	—	(5,219)	3,248,738

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

The Company has the following balances of goodwill:

	Segment	03/31/2016	12/31/2015
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278

		1,456,179	1,456,179

On December 31, 2015, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and considering a three-years period to maturity of new stores.

On December 31, 2015, the discount and real growth rates used to extrapolate the projections ranged from 10.3% to 17.1% (except discount rate of Oxiteno Andina of 43.5%) and 0% to 1% p.a., respectively, depending on the CGU analyzed.

The goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of losses for the year ended December 31, 2015. The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

iv) Commercial property rights include those described below:

•	Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the interim financial information as shown below:

	03/31/2016	03/31/2015
Inventories and cost of products and services sold	3,720	2,571
Selling and marketing	120,439	102,183
General and administrative	11,722	10,446

	135,881	115,200

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Loans, Debentures, and Finance Leases (Consolidated)

a.	Composition

Description	03/31/2016	12/31/2015	Index/Currency	Weighted average financial charges 03/31/2016 – % p.a.	Maturity
Foreign currency – denominated loans:
Foreign loan (b.1) (*)	996,504	1,111,721	US$ + LIBOR (i)	+0.7	2017 to 2018
Foreign loan (b.1) (*)	516,173	576,645	US$	+2.1	2017 to 2018
Foreign loan (b.2) (b.3) (b.4)	363,582	397,586	US$ + LIBOR (i)	+1.4	2017 to 2018
Financial institutions (d)	213,616	77,800	US$ + LIBOR (i)	+2.7	2016 to 2021
Advances on foreign exchange contracts	158,401	222,478	US$	+1.9	< 260 days
Financial institutions (d)	131,058	142,779	US$	+2.8	2016 to 2017
Foreign currency advances delivered	57,551	50,132	US$	+1.4	< 61 days
Financial institutions (d)	24,959	27,110	MX$ + TIIE (ii)	+1.0	2016 to 2017
BNDES (c)	17,597	24,057	US$	+6.0	2016 to 2020

Subtotal	2,479,441	2,630,308

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (e)	3,133,503	3,115,752	CDI	105.5	2016 to 2019
Debentures—IPP (f.1 and f.2)	1,462,857	1,413,101	CDI	107.9	2017 to 2018
Debentures—5th issuance (f.3)	803,876	833,114	CDI	108.3	2018
BNDES (c)	369,729	409,339	TJLP (iii)	+2.7	2016 to 2021
Export Credit Note – floating rate (g)	158,647	158,648	CDI	101.5	2018
Banco do Nordeste do Brasil	61,350	66,096	R$ (iv)	+8.5	2016 to 2021
FINEP	58,459	61,724	R$	+4.0	2016 to 2021
Finance leases (h)	45,003	45,480	IGP-M (v)	+5.6	2016 to 2031
BNDES (c)	44,769	49,681	R$	+4.6	2016 to 2022
BNDES (c)	32,117	30,878	SELIC (vi)	+2.2	2016 to 2021
FINEP	10,911	11,174	TJLP (iii)	-1.4	2016 to 2023
Export Credit Note (g) (*)	9,873	27,039	R$	+8.0	2016
Working capital loans Extrafarma – fixed rate	682	1,160	R$	+10.1	2016
Floating finance leases (h)	272	319	CDI	+2.8	2016 to 2017
FINAME	195	255	TJLP (iii)	+5.7	2016 to 2022
Fixed finance leases (h)	73	95	R$	+15.5	2016 to 2017

Subtotal	6,192,316	6,223,855

Currency and interest rate hedging instruments	157,640	47,445

Total	8,829,397	8,901,608

Current	2,495,820	1,097,855

Non-current	6,333,577	7,803,753

(*)	These transactions were designated for hedge accounting (see Note 31 – Hedge Accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On March 31, 2016, TJLP was fixed at 7.5% p.a.
(iv)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On March, 31, 2016, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.
(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.

The long-term consolidated debt had the following principal maturity schedule:

	03/31/2016	12/31/2015
From 1 to 2 years	2,620,495	3,393,586
From 2 to 3 years	2,313,586	3,165,603
From 3 to 4 years	1,252,048	1,155,809
From 4 to 5 years	102,296	38,585
More than 5 years	45,152	50,170

	6,333,577	7,803,753

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.i).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 440 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.1% of CDI (see Note 31). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
Mar/17	70.0	99.5
Sep/17	150.0	103.7
Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18	80.0	101.4

Total / average cost	440.0	102.1

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 31). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

3) The subsidiary LPG International Inc. (“LPG”) has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

4) The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

d.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans to finance investments and working capital.

In February 2016, subsidiary Oxiteno USA entered into a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan will be used to fund the construction of a new alcoxylation plant in the state of Texas.

e.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in February 2016, in the notional amount of R$ 167 million, changing the maturity to February 2019, with floating interest rate of 114% of CDI.

These loans mature, as follows (including interest until March 31, 2016):

Maturity
May/16	137,956
Jan/17	1,186,082
Jul/17	171,079
Nov/17	105,134
Jan/18	171,079
Apr/18	105,134
Feb/19	168,890
May/19	1,088,149

Total	3,133,503

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Debentures

1)	In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

2)	In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contracts in the amounts of R$ 156.8 million and R$ 10.0 million, with maturities in May 2018 and August 2016, respectively, and fixed interest rate of floating rate of 101.5% of CDI and 8% p.a., paid quarterly.

For the fixed interest rate contracts, the subsidiary Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 79.9% of CDI (see Note 31). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

In March 2016, the subsidiary Oxiteno Nordeste settled export credit note in the amount of R$ 17.5 million, with interest rate of 8% p.a. on the maturity date.

h.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to IT equipment, software and vehicles, with terms between 24 to 60 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	03/31/2016
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Equipment and intangible assets, net of depreciation and amortization	18,683	384	59	19,126
Financing (present value)	45,003	341	4	45,348

Current	2,133	270	4	2,407
Non-current	42,870	71	—	42,941

	12/31/2015
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Equipment and intangible assets, net of depreciation and amortization	19,890	438	95	20,423
Financing (present value)	45,480	396	18	45,894

Current	2,107	260	18	2,385
Non-current	43,373	136	—	43,509

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	03/31/2016
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Up to 1 year	4,371	297	5	4,673
From 1 to 2 years	4,371	79	—	4,450
From 2 to 3 years	4,371	—	—	4,371
From 3 to 4 years	4,371	—	—	4,371
From 4 to 5 years	4,371	—	—	4,371
More than 5 years	44,073	—	—	44,073

Total	65,928	376	5	66,309

	12/31/2015
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Up to 1 year	4,371	287	18	4,676
From 1 to 2 years	4,371	155	—	4,526
From 2 to 3 years	4,371	—	—	4,371
From 3 to 4 years	4,371	—	—	4,371
From 4 to 5 years	4,371	—	—	4,371
More than 5 years	45,165	—	—	45,165

Total	67,020	442	18	67,480

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 12/31/2015	Incurred cost	Amortization	Balance in 03/31/2016
Banco do Brasil (e)	0.3	11,883	500	(679)	11,704
Foreign Loans (b)	0.3	4,649	—	(670)	3,979
Debentures (f)	0.0	1,801	—	(155)	1,646
Other	0.3	545	794	(175)	1,164

Total		18,878	1,294	(1,679)	18,493

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Banco do Brasil (e)	3,182	3,752	4,180	590	—	—	11,704
Foreign Loans (b)	2,212	1,244	523	—	—	—	3,979
Debentures (f)	663	720	263	—	—	—	1,646
Other	246	331	229	208	150	—	1,164

Total	6,303	6,047	5,195	798	150	—	18,493

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 53,104 as of March 31, 2016 (R$ 52,312 as of December 31, 2015) and by guarantees and promissory notes in the amount of R$ 4,282,383 as of March 31, 2016 (R$ 4,369,977 as of December 31, 2015).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 194,697 as of March 31, 2016 (R$ 187,551 as of December 31, 2015) and guarantees related to raw materials imported by the subsidiary Ipiranga in the amount of R$ 59,875 as of March 31, 2016 (R$ 133,154 as of December 31, 2015).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 22,255 as of March 31, 2016 (R$ 27,106 as of December 31, 2015), with maturities of up to 210 days. As of March 31, 2016, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 540 as of March 31, 2016 (R$ 656 as of December 31, 2015), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

15.	Trade Payables (Consolidated)

	03/31/2016	12/31/2015
Domestic suppliers	1,018,595	1,390,204
Foreign suppliers	70,288	70,328

	1,088,883	1,460,532

Some Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A.—Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Salaries and Related Charges (Consolidated)

	03/31/2016	12/31/2015
Provisions on payroll	148,958	149,818
Profit sharing, bonus and premium	53,076	201,579
Social charges	65,996	43,782
Salaries and related payments	5,652	6,993
Benefits	1,939	1,558
Others	2,243	583

	277,864	404,313

17.	Taxes Payable (Consolidated)

	03/31/2016	12/31/2015
ICMS	102,225	111,107
Income Tax Withholding (IRRF)	13,501	2,418
PIS and COFINS	12,739	11,165
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Andina and Oxiteno Uruguay	12,278	26,342
IPI	6,446	4,949
ISS	6,118	6,976
National Institute of Social Security (INSS)	2,569	3,309
Others	2,496	2,538

	158,372	168,804

18.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. For the three-month period ended March 31, 2016, the Company and its subsidiaries contributed R$ 5,778 (R$ 5,439 for the three-month period ended March 31, 2015) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of March 31, 2016 was 8,953 active participants and 187 retired participants. In addition, Ultraprev had 28 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2015 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	03/31/2016	12/31/2015
Health and dental care plan	25,635	24,869
FGTS Penalty	59,727	59,517
Bonus	28,751	28,835
Life insurance	13,771	13,374

Total	127,884	126,595

Current	13,734	13,747
Non-current	114,150	112,848

19.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	03/31/2016	03/31/2015
Initial balance	74,716	70,802
Additions (new tanks)	150	190
Expense with tanks removed	(706)	(1,020)
Accretion expense	2,349	2,300

Final balance	76,509	72,272

Current	4,446	4,999
Non-current	72,063	67,273

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2015	Additions	Write-offs	Monetary restatement	Balance on 03/31/2016
IRPJ and CSLL (a.1.1)	439,923	—	—	8,575	448,498
PIS and COFINS (a.1.2)	135,818	—	—	2,478	138,296
ICMS	16,600	9	(872)	66	15,803
Social security	11,455	135	—	201	11,791
Civil, environmental and regulatory claims (a.2.1)	60,293	869	(4,708)	35	56,489
Labor litigation (a.3.1)	65,388	4,525	(3,691)	15	66,237
Other	505	—	—	11	516

Total	729,982	5,538	(9,271)	11,381	737,630

Current	45,322				51,127
Non-current	684,660				686,503

Some of the tax provisions above involve, in whole or in part, escrow deposits in the amount of R$ 557,364 as of March 31, 2016 (R$ 548,150 as of December 31, 2015 ).

a.1	Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 431,334 as of March 31, 2016 (R$ 422,678 as of December 31, 2015). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$ 101,798 as of March 31, 2016 (R$ 99,874 as of December 31, 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2)	Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 56,489 as of March 31, 2016 (R$ 60,293 as of December 31, 2015).

a.3)	Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 66,237 as of March 31, 2016 (R$ 65,388 as of December 31, 2015) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, environmental, regulatory, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). A such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature. The estimated amount of this contingency is R$ 2,082,965 as of March 31, 2016.

b.1)	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,442,979 as of March 31, 2016, mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 114,393 as of March 31, 2016.

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved as of March 31, 2016 in these proceedings, was R$ 589,146. Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 277,156, of which R$ 106,565 refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 108,173; inventory differences in the amount of R$ 118,442 related to the leftovers or faults due to temperature changes or product handling, and noncompliance of ancillary obligations in the amount of R$ 15,866.

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 384,144 as of March 31, 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2)	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 413,331 as of March 31, 2016, mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) As a result of the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar, Environmental Company of the State of São Paulo (“CETESB”) charged a fine of R$ 22,500, due to the environmental and urban impacts allegedly caused by the incident. Tequimar filed before such Environmental Agency its refutation under the first administrative jurisdiction, in which, among other things, it claimed the inapplicability of federal legislation due to the existence of state legislation that not only regulate the issue but also may cause the fine reduction. It also denied the unlawful conduct by Tequimar. In March 2016, a decision in the administrative level denied the Company’s appeal against the fine applied by CETESB. The decision set forth a 30% discount in the case of an immediate payment. In this scenario, the subsidiary’s Management, supported by its legal counsel, decided to pay the fine in the amount of R$ 16,032 on March 16, 2016. For more information see Note 33.

b.3)	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 226,655 as of March 31, 2016, mainly represented by:

b.3.1) In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	03/31/2016	12/31/2015
‘am/pm’ and Jet Oil franchising upfront fee	16,902	16,988
Loyalty program “Km de Vantagens”	10,102	10,569
Loyalty program “Clube Extrafarma”	4,652	7,899

	31,656	35,456

Current	20,553	24,420
Non-current	11,103	11,036

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and discounted of sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are discounted of sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended March 31, 2016 with 1,918 stores (1,909 stores as of December 31, 2015). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended March 31, 2016 with 1,473 stores (1,466 stores as of December 31, 2015). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The shares of the subscription warrants – indemnification may be exercised from 2020 onwards by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of March 31, 2016, the subscription warrants – indemnification were represented by 2,150,493 shares and amounted R$ 139,377 (as of December 31, 2015 were represented by 2,011,766 and totaled R$ 112,233). Due to the final adverse decision of some of these lawsuits, on March 31, 2016, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 3,068,472 (3,070,106 shares as of December 31, 2015). For further information of the Extrafarma acquisition, see Note 3.a to the financial statements of the Company filed with the CVM on February 17, 2016.

23.	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of March 31, 2016, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of March 31, 2016, on BM&FBOVESPA was R$ 69.79.

As of March 31, 2016, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of March 31, 2016, there were 30,234,097 common shares outstanding abroad in the form of ADRs (29,385,497 shares as of December 31, 2015).

b.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

As of March 31, 2016, 13,131,356 common shares (13,321,356 as of December 31, 2015) were held in the Company’s treasury, acquired at an average cost of R$ 36.85 per share (R$ 36.85 as of December 31, 2015).

c.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 26.09 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

Because of the Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue. In addition, the Company incurred costs directly attributable to issuing new shares in the amount of R$ 2,260, reducing the capital reserve amount.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 3,329,649 as of March 31, 2016 and December 31, 2015.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Gains and losses on the hedging instruments of firm commitment of exchange rate designated as cash flows hedges are recorded in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments classified as available for sale	Actuarial gains of post-employment benefits	Total	Cumulative translation adjustment
Balance as of December 31, 2015	6,261	1,523	11,169	18,953	66,925
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	—	(36,988)
Changes in fair value	(67,323)	(10,005)	—	(77,328)	—
Actuarial gain of post-employment benefits	—	—	4,327	4,327	—
Income and social contribution taxes on actuarial gains	—	—	(1,471)	(1,471)	—

Balance as of March 31, 2016	(61,062)	(8,482)	14,025	(55,519)	29,937

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains of post-employment benefits	Total	Cumulative translation adjustment
Balance as of December 31, 2014	51	7,098	7,149	43,192
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	51,656
Changes in fair value	13,222	—	13,222	—

Balance as of March 31, 2015	13,273	7,098	20,371	94,848

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2015 in the amount of R$ 434,467 (R$ 0.80 – eighty cents of Brazilian Real per share), were approved by the Board of Directors on February 17, 2016, and paid as of March 4, 2016, having been ratified in the Annual General Shareholders’ Meeting on April 13, 2016.

24.	Revenue from Sale and Services (Consolidated)

	03/31/2016	03/31/2015
Gross revenue from sale	19,994,921	17,799,847
Gross revenue from services	144,658	148,822
Sales taxes	(503,440)	(460,137)
Discounts and sales returns	(115,708)	(85,978)
Deferred revenue (see Note 21)	3,892	1,086

Net revenue from sales and services	19,524,323	17,403,640

25.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	03/31/2016	03/31/2015
Raw materials and materials for use and consumption	17,520,841	15,567,150
Personnel expenses	485,243	438,564
Freight and storage	258,069	241,792
Depreciation and amortization	270,120	235,875
Advertising and marketing	51,648	52,188
Services provided by third parties	61,347	42,408
Lease of real estate and equipment	39,252	33,572
Other expenses	82,582	82,194

Total	18,769,102	16,693,743

Classified as:
Cost of products and services sold	17,806,080	15,821,547
Selling and marketing	641,202	584,204
General and administrative	321,820	287,992

Total	18,769,102	16,693,743

Research and development expenses are recognized in the income statements and amounted to R$ 10,996 for the three-month period ended March 31, 2016 (R$ 9,251 for the three-month period ended March 31, 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

26.	Gain on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the three-month period ended March 31, 2016, the gain was R$ 75 (gain of R$ 22,260 for the three-month period ended March 31, 2015), represented primarily from disposal of property, plant, and equipment.

27.	Other Operating Income, Net (Consolidated)

	03/31/2016	03/31/2015
Commercial partnerships (1)	9,722	9,007
Merchandising (2)	14,273	8,192
Loyalty program (3)	2,696	3,377
Ultracargo – fire accident in Santos (see Note 33)	5,874	—
Others	2,861	882

Other operating income, net	35,426	21,458

(1)	Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Financial Income (Expense)

	Parent		Consolidated
	03/31/2016	03/31/2015	03/31/2016	03/31/2015
Financial income:
Interest on financial investments	40,957	39,386	88,562	86,596
Interest from customers	—	—	25,320	15,910
Other financial income	—	8	1,247	952

	40,957	39,394	115,129	103,458

Financial expenses:
Interest on loans	—	—	(179,869)	(143,813)
Interest on debentures	(29,185)	(26,925)	(79,029)	(69,852)
Interest on finance leases	—	—	(630)	(657)
Bank charges, financial transactions tax, and other charges	(1,841)	1,012	(17,007)	(4,823)
Exchange variation, net of gains and losses with derivative instruments	—	—	(23,263)	(26,392)
Changes in subscription warranty —indemnification (see Note 22)	(27,453)	(36,112)	(27,453)	(36,112)
Monetary restatement of provisions, net, and other financial expenses	(5)	(6)	(4,335)	(3,052)

	(58,484)	(62,031)	(331,585)	(284,701)

Financial income (expense)	(17,527)	(22,637)	(216,456)	(181,243)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 22, respectively.

Basic Earnings per Share	03/31/2016	03/31/2015
Net income for the period of the Company	385,218	384,871

Weighted average shares outstanding (in thousands)	541,356	545,957
Basic earnings per share –R$	0.7116	0.7049

Diluted Earnings per Share	03/31/2016	03/31/2015
Net income for the period of the Company	385,218	384,871

Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	545,214	550,226
Diluted earnings per share –R$	0.7065	0.6995

Weighted Average Shares Outstanding (in thousands)	03/31/2016	03/31/2015
Weighted average shares outstanding for basic per share calculation:	541,356	545,957
Dilution effect
Subscription warrants—indemnification	2,067	2,126
Deferred Stock Plan	1,791	2,143

Weighted average shares outstanding for diluted per share calculation:	545,214	550,226

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Ceará, Maranhão, Pará, Paraiba, Pernambuco, Piauí, Rio Grande do Norte, and São Paulo. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	03/31/2016	03/31/2015
Net revenue from sales and services:
Ultragaz	1,232,600	1,037,884
Ipiranga	16,869,314	15,118,296
Oxiteno	1,004,038	852,774
Ultracargo	80,963	92,327
Extrafarma	350,240	318,513
Others (1)	9,203	10,267
Intersegment sales	(22,035)	(26,421)

Total	19,524,323	17,403,640

Intersegment sales:
Ultragaz	731	855
Ipiranga	—	—
Oxiteno	918	684
Ultracargo	11,244	14,672
Extrafarma	—	—
Others (1)	9,142	10,210

Total	22,035	26,421

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	1,231,869	1,037,029
Ipiranga	16,869,314	15,118,296
Oxiteno	1,003,120	852,090
Ultracargo	69,719	77,655
Extrafarma	350,240	318,513
Others (1)	61	57

Total	19,524,323	17,403,640

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2016	03/31/2015
Operating income (expense):
Ultragaz	69,300	38,156
Ipiranga	542,806	569,123
Oxiteno	160,214	110,562
Ultracargo	21,969	37,206
Extrafarma	(4,617)	16
Others (1)	1,050	(1,448)

Total	790,722	753,615

Share of profit of joint-ventures and associates:
Ultragaz	12	(14)
Ipiranga	(5,475)	(4,999)
Oxiteno	405	(968)
Ultracargo	(40)	125
Others (1)	1,831	2,940

Total	(3,267)	(2,916)

Financial income	115,129	103,458
Financial expenses	(331,585)	(284,701)

Income before income and social contribution taxes	570,999	569,456

Additions to property, plant, and equipment and intangible assets:
Ultragaz	85,225	70,633
Ipiranga	139,829	103,461
Oxiteno	47,582	17,895
Ultracargo	6,201	3,345
Extrafarma	15,867	15,652
Others (1)	1,797	4,171

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	296,501	215,157
Asset retirement obligation – fuel tanks (see Note 19)	(150)	(190)
Capitalized borrowing costs	(5,545)	(5,797)

Total investments in property, plant, and equipment and intangible assets (cash flow)	290,806	209,170

Depreciation and amortization charges (excluding intersegment account balances):
Ultragaz	39,189	34,176
Ipiranga	169,260	145,162
Oxiteno	37,695	34,979
Ultracargo	10,682	10,369
Extrafarma	9,841	5,109
Others (1)	3,453	6,080

Total	270,120	235,875

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2016	12/31/2015
Total assets (excluding intersegment account balances):
Ultragaz	2,173,942	2,195,314
Ipiranga	10,424,393	11,292,350
Oxiteno	4,004,653	4,148,716
Ultracargo	1,398,594	1,283,613
Extrafarma	1,642,574	1,570,024
Others (1)	524,281	476,032

Total	20,168,437	20,966,049

(1)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	03/31/2016	12/31/2015
United States of America	200,282	201,286
Mexico	130,322	140,759
Uruguay	71,153	79,408
Venezuela	4,069	4,364

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2016	03/31/2015
Net revenue:
Brazil	19,225,823	17,152,702
Mexico	46,949	42,049
Uruguay	10,180	7,602
Venezuela	4,186	28,914
Other Latin American countries	127,466	80,652
United States of America and Canada	44,666	43,771
Far East	13,939	17,533
Europe	34,238	19,032
Others	16,876	11,385

Total	19,524,323	17,403,640

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31.	Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•	Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of March 31, 2016 and December 31, 2015:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	03/31/2016	12/31/2015
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	235.4	147.8
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	212.1	188.8
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	564.0	611.4

	1,011.5	948.0

Liabilities in foreign currency
Financing in foreign currency	(2,479.4)	(2,630.3)
Payables arising from imports, net of advances to foreign suppliers	(67.9)	(64.4)

	(2,547.3)	(2,694.7)

Foreign currency hedging instruments	2,474.5	2,667.2

Net asset position – Total	938.7	920.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 938.7 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	3.1	7.6	15.3
(2) Shareholders’ equity effect		90.8	227.0	454.1

(1) + (2)	Net effect	93.9	234.6	469.4

(3) Income statement effect	Real appreciation	(3.1)	(7.6)	(15.3)
(4) Shareholders’ equity effect		(90.8)	(227.0)	(454.1)

(3) + (4)	Net effect	(93.9)	(234.6)	(469.4)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.f—Cumulative Translation Adjustments).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of March 31, 2016, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, in which the Company swapped the fixed interest rate of certain debts to floating interest rates (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of March 31, 2016 and December 31, 2015:

In millions of Brazilian Reais
	Note	03/31/2016	12/31/2015
CDI
Cash equivalents	4	1,927.2	2,497.9
Financial investments	4	408.1	801.6
Asset position of foreign exchange hedging instruments—CDI	31	33.1	30.6
Loans and debentures	14	(5,559.2)	(5,520.9)
Liability position of foreign exchange hedging instruments—CDI	31	(2,328.4)	(2,225.1)
Liability position of hedging instruments from pre-fixed interest to CDI	31	(10.2)	(27.8)

Net liability position in CDI		(5,529.4)	(4,443.7)

TJLP
Loans—TJLP	14	(380.8)	(420.8)

Net liability position in TJLP		(380.8)	(420.8)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	31	1,223.7	1,364.4
Loans—LIBOR	14	(1,573.7)	(1,587.1)

Net liability position in LIBOR		(350.0)	(222.7)

TIIE
Loans—TIIE	14	(25.0)	(27.1)

Net liability position in TIIE		(25.0)	(27.1)

SELIC
Loans—SELIC	14	(32.1)	(30.9)

Net liability position in SELIC		(32.1)	(30.9)

Total net liability position exposed to floating interest		(6,317.3)	(5,145.2)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income as of March 31, 2016, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	8.9	22.1	44.2
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.1	0.2	0.5
Interest effect on debt in CDI	Increase in CDI	(19.0)	(47.6)	(95.2)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(7.2)	(18.0)	(35.9)

Incremental expenses		(17.2)	(43.3)	(86.4)

Interest effect on debt in TJLP	Increase in TJLP	(0.7)	(1.8)	(3.6)

Incremental expenses		(0.7)	(1.8)	(3.6)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.3	0.6	1.3
Interest effect on debt in LIBOR	Increase in LIBOR	(0.2)	(0.6)	(1.2)

Incremental expenses		0.1	0.0	0.1

Interest effect on debt in TIIE	Increase in TIIE	(0.0)	(0.1)	(0.1)

Incremental expenses		(0.0)	(0.1)	(0.1)

Interest effect on debt in SELIC	Increase in SELIC	(0.1)	(0.2)	(0.4)

Incremental expenses		(0.1)	(0.2)	(0.4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk—The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	03/31/2016	12/31/2015
Ipiranga	159,831	151,921
Ultragaz	29,275	28,136
Oxiteno	13,197	12,412
Extrafarma	5,668	5,376
Ultracargo	2,971	2,971

Total	210,942	200,816

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,988.4 million, including estimated interests on loans. Furthermore, the investment plan for 2016 totals R$ 1,809 million, and until March 31, 2016 the amount of R$ 292 million had been realized. As of March 31, 2016, the Company and its subsidiaries had R$ 2,672.6 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of March 31, 2016 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of March 31, 2016.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	10,684.7	2,988.4	5,685.9	1,957.2	53.2
Currency and interest rate hedging instruments (3)	317.2	198.1	119.1	—	—
Trade payables	1,088.9	1,088.9	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 13.9% p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 3.73 in 2016, R$ 4.06 in 2017, R$ 4.47 in 2018, R$ 4.93 in 2019 and R$ 5.39 in 2020, (iii) TJLP of 7.5% p.a. and (iv) IGP-M of 7.4% in 2016, 6.6% in 2017, 6.4% in 2018, 6.4% in 2019 and 6.4% in 2020 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA on March 31, 2016 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on March 31, 2016. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

			Notional amount[1]		Fair value		Amounts receivable	Amounts payable
Hedging instruments	Counterparty	Maturity
			03/31/2016	12/31/2015	03/31/2016	12/31/2015	03/31/2016
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, BTMU, Citibank, Itaú, JP Morgan, Santander, Scotiabank	Abr 2016 to Nov 2018
Receivables in U.S. dollars (LIBOR)			US$ 350.0	US$ 350.0	1,223.7	1,364.4	1,223.7	—
Receivables in U.S. dollars (Fixed)			US$ 360.7	US$ 334.5	1,280.7	1,335.1	1,280.7	—
Payables in CDI interest rate			US$ (710.7)	US$ (684.5)	(2,328.4)	(2,225.1)	—	2,328.4

Total result			—	—	176.0	474.4	2,504.4	2,328.4

b – Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, Citibank, Itaú, Santander	Apr 2016 to Jun 2016
Receivables in CDI interest rates			US$ 8.4	US$ 7.9	33.1	30.6	33.1	—
Payables in U.S. dollars (Fixed)			US$ (8.4)	US$ (7.9)	(29.9)	(32.3)	—	29.9

Total result				—	3.2	(1.7)	33.1	29.9

c – Interest rate swaps in R$	Itaú	Aug 2016
Receivables in fixed interest rate			R$10.0	R$27.5	10.0	27.4	10.0	—
Payables in CDI interest rate			R$(10.0)	R$(27.5)	(10.2)	(27.8)	—	10.2

Total result			—	—	(0.2)	(0.4)	10.0	10.2

Total gross result					179.0	472.3	2,547.5	2,368.5
Income tax					(60.8)	(86.0)	(60.8)	—

Total net result					118.2	386.3	2,486.7	2,368.5

Positive result (see Note 4)					275.9	433.7
Negative result (see Note 14)					(157.7)	(47.4)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing as of March 31, 2016 are described below, according to their category, risk, and hedging strategy:

a—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of March 31, 2016, the Company and its subsidiaries had outstanding swap contracts totaling US$ 710.7 million in notional amount with a liability position, on average of 94.5% of CDI, of which US$ 360.7 million, on average, had an asset position at US$ + 1.31% p.a. and US$ 350.0 million had an asset position at US$ + LIBOR + 0.87% p.a. This amount includes US$ 440.0 million related to the fair value of hedging instruments of Ipiranga’ debt (see Notes 14.b and “hedge accounting” below) and US$ 169.7 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of March 31, 2016, these swap contracts totaled US$ 8.4 million and, on average, had an asset position at 69.9% of CDI and a liability position at US$ + 0.0% p.a.

c—Hedging against the interest rate fixed in local financing—The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. As of March 31, 2016 these swap contracts totaled R$ 10.0 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 8.0% p.a. and a liability position at 79.9% of CDI.

Hedge Accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On March 31, 2016, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 440.0 million. In 2016, a loss of R$ 212.4 million related to the result of hedging instruments, a gain of R$ 23.3 million related to the fair value adjustment of debt, and a gain of R$ 145.1 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 101.9% of CDI (see Note 14.b.1).

On March 31, 2016, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 169.7 million, and a loss of R$ 5.9 million was recognized through the income statement. On March 31, 2016, the unrealized loss of “Other comprehensive income” is R$ 61.1 million.

On March 31, 2016, the notional amount of interest rate hedging instruments totaled R$ 10.0 million, referring to the principal of the pre-fixed loans in Brazilian Reais. In 2016, a gain of R$ 0.1 million related to the result of hedging instruments, a loss of R$ 0.3 million related to the fair value adjustment of debt, and a loss of R$ 0.5 million related to the accrued interest rate of the debt were recognized in the income statement, transforming the average effective cost of the operations into 79.9% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity as of March 31, 2016 and 2015 of the Company and its subsidiaries:

	R$ million
	03/31/2016
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(78.1)	(61.1)
b – Exchange rate swaps payable in U.S. dollars (ii)	5.1	—
c – Interest rate swaps in R$ (iii)	(0.3)	—

Total	(73.3)	(61.1)

	R$ million
	03/31/2015
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(29.7)	10.8
b – Exchange rate swaps payable in U.S. dollars (ii)	(0.4)	(14.0)
c – Interest rate swaps in R$ (iii)	1.4	—

Total	(28.7)	(3.2)

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/ firm commitments), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of March 31, 2016 and December 31, 2015, are stated below:

			03/31/2016		12/31/2015
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	192,365	192,365	192,016	192,016
Financial investments in local currency	Measured at fair value through profit or loss	4	1,927,183	1,927,183	2,497,903	2,497,903
Financial investments in foreign currency	Measured at fair value through profit or loss	4	92,550	92,550	12,974	12,974
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	400,633	400,633	790,969	790,969
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	31,242	31,242	35,013	35,013
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	275,882	275,882	433,669	433,669

Total			2,927,304	2,927,304	3,973,162	3,973,162

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,522,550	1,522,550	1,715,405	1,715,405
Financing	Measured at amortized cost	14	4,837,126	4,727,588	4,846,649	4,686,178
Debentures	Measured at amortized cost	14	2,266,733	2,253,541	2,246,215	2,233,313
Finance leases	Measured at amortized cost	14	45,348	45,348	45,894	45,894
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	157,640	157,640	47,445	47,445
Subscription warrants – indemnification	Measured at fair value through profit or loss	22	139,377	139,377	112,233	112,233

Total			8,968,774	8,846,044	9,013,841	8,840,468

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 31, 2016 and December 31, 2015. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.j), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 22). The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c) Level 3 – inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries as of March 31, 2016 and December 31, 2015:

	Category	Note	03/31/2016	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	192,365	192,365	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	1,927,183	1,927,183	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	92,550	92,550	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	400,633	400,633	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	31,242	7,860	23,382	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	275,882	—	275,882	—

Total			2,927,304	2,628,040	299,264	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,522,550	—	1,522,550	—
Financing	Measured at amortized cost	14	4,727,588	—	4,727,588	—
Debentures	Measured at amortized cost	14	2,253,541	—	2,253,541	—
Finance leases	Measured at amortized cost	14	45,348	—	45,348	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	157,640	—	157,640	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	22	139,377	—	139,377	—

Total			8,846,044	—	8,846,044	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2015	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	192,016	192,016	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,497,903	2,497,903	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	12,974	12,974	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	790,969	790,969	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	35,013	25,615	9,398	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	433,669	—	433,669	—

Total			3,973,162	3,530,095	443,067	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,715,405	—	1,715,405	—
Financing	Measured at amortized cost	14	4,686,178	—	4,686,178	—
Debentures	Measured at amortized cost	14	2,233,313	—	2,233,313	—
Finance leases	Measured at amortized cost	14	45,894	—	45,894	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	47,445	—	47,445	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	22	112,233	—	112,233	—

Total			8,840,468	—	8,840,468	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition. For further information, see Note 22.

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of March 31, 2016. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 4.65 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of March 31, 2016, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of March 31, 2016 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	388,713	1,119,262	1,849,810
(2) Debts/firm commitments in dollars	appreciation	(388,716)	(1,119,299)	(1,849,881)

(1)+(2)	Net effect	(3)	(37)	(71)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(500)	7,077	14,653
(4) Gross margin of Oxiteno	devaluation	500	(7,077)	(14,653)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract on BM&FBOVESPA as of March 31, 2016 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) Fixed rate swap—CDI	Decrease in	—	101	209
(2) Fixed rate financing	Pre-fixed rate	—	(101)	(209)

(1)+(2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

32.	Commitments (Consolidated)

a.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2015, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, calculated quarterly, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 190 thousand tons in 2016. The minimum purchase commitment and the actual demand accumulated to March 31, 2016 and 2015, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary met the minimum purchase required in the agreement, according to contractual conditions and tolerance.

	Minimum purchase commitment(*)		Accumulated demand (actual)
In tons of ethylene	03/31/2016	03/31/2015	03/31/2016	03/31/2015
1st quarter	47,240	37,743	47,196	44,352

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to March 31, 2016 and 2015, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary met the minimum purchase required in the agreement, according to contractual conditions and tolerance.

	Minimum purchase commitment(*)		Accumulated demand (actual)
In tons of ethylene	03/31/2016	03/31/2015	03/31/2016	03/31/2015
1st quarter	11,025	10,965	10,764	9,116

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value(*)
Oxiteno	US$ 1,062
Ipiranga	R$ 769
Ultracargo	R$ 550
Ultragaz	R$ 300
Extrafarma	R$ 125

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
03/31/2016	20,722	25,098	—	45,820

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
03/31/2016	payable	95,939	266,777	128,252	490,968
	receivable	(48,512)	(147,423)	(70,379)	(266,314)

The expense recognized for the three-month period ended March 31, 2016 for operating leases was R$ 23,514 (R$ 28,888 for the three-month period ended March 31, 2015), net of sublease income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

33.	Ultracargo – Fire accident in Santos

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the State of São Paulo, endured a nine-day fire accident surrounding six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental damages (see Note 20.b.2.2) and other liabilities and reputational harm. The Company maintains insurance policies to cover certain risks to which the subsidiaries are exposed (see Note 32.b).

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the municipal government granted Ultracargo the authorization to resume its operations in the area not affected by the accident as published in the Santos Official Gazette (Diário Oficial de Santos). The operations corresponding to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil, are still suspended.

Ultracargo started the implementation of the decommissioning plan, which comprises the removal of equipment and structures of the terminal affected by the fire. This process will allow the experts of the Criminalistics Institute to conclude their work and the investigation to determine the causes of the incident.

According to its services contracts with clients, Ultracargo has the obligation to hire insurance coverage and any indemnification will be paid by the insurer, according to the respective insurer’s analysis and processing terms for the insurance loss adjustment. In the three-month period ended March 31, 2016, Ultracargo signed an agreement with certain customers to advance the insurance indemnities and accrued the amount of R$ 142,925 in liabilities and recognized a receivables from the insurer in the same amount as an indemnification asset. In March 2016, Ultracargo paid advances to a customer in the amount of R$ 30,000, remaining a balance of R$ 112,925 in liabilities.

The balance of R$ 167,008 of indemnification asset, includes R$ 24,083 of loss in inventories of Ipiranga. Such amounts are covered by insurance and were comunicated to the insurer for inclusion in the loss adjustment process, whose conclusion and corresponding indemnification to the clients depends on completion of the Criminalistics Institute assessment, and are not expected to materially affect the results of the Company.

In addition, the Company has lawsuits and extrajudicial claims for third-party indemnification, related to damages and losses, presented until the date of these interim financial statements. Such lawsuits and claims are entitled to insurance coverage and are being analyzed by the insurers. The amounts of contingent liabilities relating to lawsuits and extrajudicial claims is R$ 93,691 and R$ 32,582, respectively.

Finally, Ultracargo pleaded advances related to expenses with rescue and containment and loss of profit, which were included in the loss adjustment by the insurers, in the amounts of R$ 50,818 and R$ 40,453, respectively. In the three-month period ended March 31, 2016, Ultracargo received R$ 29,751 from the insurer related to reimbursement of rescue and containment expenses, which were recognized in the income statement. The balance of contingent assets will be recognized when received or approved by the insurer.

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A—ANALYSIS OF CONSOLIDATED EARNINGS

First Quarter 2016

(1)	Selected financial information:

(R$ million)	1Q16	1Q15	4Q15	Variation 1Q16 X 1Q15	Variation 1Q16 X 4Q15
Net revenue from sales and services	19,524.3	17,403.6	20,580.1	12%	-5%
Cost of products and services sold	(17,806.1)	(15,821.5)	(18,633.8)	13%	-4%
Gross profit	1,718.2	1,582.1	1,946.3	9%	-12%
Selling, marketing, general and administrative expenses	(963.0)	(872.2)	(1,068.0)	10%	-10%
Other operating income, net	35.4	21.5	34.9	65%	1%
Gain on disposal of property, plant and equipment and intangibles	0.1	22.3	(2.0)	-100%	-104%
Operating income	790.7	753.6	911.3	5%	-13%
Financial expenses, net	(216.5)	(181.2)	(161.8)	19%	34%
Share of profit of joint ventures and associates	(3.3)	(2.9)	(5.7)	12%	-42%
Income before income and social contribution taxes	571.0	569.5	743.9	0%	-23%
Income and social contribution taxes—current and deferred	(205.3)	(198.5)	(270.6)	3%	-24%
Income and social contribution taxes—tax incentives	22.1	15.7	23.4	41%	-6%
Net income	387.9	386.6	496.8	0%	-22%
Net income attributable to Ultrapar	385.2	384.9	494.2	0%	-22%
Net income attributable to non-controlling interests in subsidiaries	2.6	1.7	2.6	51%	1%
EBITDA(*)	1,057.6	986.6	1,176.9	7%	-10%

Volume—LPG sales—thousand tons	407.0	403.3	412.6	1%	-1%
Volume—Fuels sales—thousand of cubic meters	5,934.2	6,129.9	6,588.1	-3%	-10%
Volume—Chemicals sales—thousand tons	181.5	175.1	166.5	4%	9%

(*)	For further information on EBITDA, see note (1) on page 104.

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

(2)	Performance Analysis:

Ultrapar

Net revenue from sales and services: Ultrapar’s consolidated net sales and services in 1Q16 increased by 12% compared to 1Q15, reaching R$ 19,524 million, due to the revenues growth in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared to 4Q15, Ultrapar’s net sales and services decreased by 5%, mainly due to the seasonality between periods.

Cost of products and services sold: In 1Q16, Ultrapar’s cost of products and services sold increased by 13% compared to 1Q15, totaling R$ 17,806 million, due to the increased cost of products and services sold in all business units. Compared with 4Q15, Ultrapar’s cost of products and services sold decreased by 4%, due to lower cost of products and services sold in Ipiranga, Oxiteno and Ultragaz.

Gross profit: Ultrapar’s gross profit amounted to R$ 1,718 million in 1Q16, up 9% over 1Q15, as a consequence of the growth in the gross profit in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared with 4Q15, Ultrapar’s gross profit decreased by 12% in all businesses, except Ultracargo.

Selling, marketing, general and administrative expenses: Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 963 million in 1Q16, up 10% over 1Q15, due to the expansion of Ipiranga’s service stations network, the effects of the weaker Real on expenses with logistics and international units, given the increased sales volume, in Oxiteno and the 15% increase in the average number of drugstores and the effects of inflation in Extrafarma. Compared with 4Q15, Ultrapar’s selling, marketing, general and administrative expenses decreased by 10%.

Other operating results: In 1Q16, “other operating results” reported a net revenue of R$ 35 million, over a net revenue of R$ 21 million in 1Q15 and a net revenue of R$ 35 million in 4Q15. In 1Q16, the amount is explained by (i) a revenue of R$ 6 million due to the effects of the fire in part of the Santos terminal in April 2015, composed mainly of a R$ 30 million gain from insurance advances, net of expenses with fine paid to Companhia Ambiental do Estado de São Paulo (CETESB) and decommissioning, and (ii) a revenue of R$ 27 million resulting from the strategy of constant innovation in services and convenience in Ipiranga.

Depreciation and amortization: Total depreciation and amortization costs and expenses in 1Q16 amounted to R$ 270 million, a 15% increase over 1Q15, as a result of investments made during the last 12 months, specially in the expansion of Ipiranga’s service station network and in the strategy of constant innovation and differentiation initiatives in its service stations. Compared to 4Q15, total depreciation and amortization costs and expenses remained stable.

Operating income: Ultrapar’s operating income amounted to R$ 791 million in 1Q16, up 5% over 1Q15, as a result of the increase in the operating income of Ultragaz and Oxiteno. Compared with 4Q15, Ultrapar’s operating income decreased by 13%, as a result of the decrease in the operating income of Ipiranga, Ultragaz and Extrafarma.

Financial result: Ultrapar’s net debt at the end of March 2016 was R$ 5.9 billion (1.5 times LTM EBITDA), compared to R$ 5.0 billion in March 2015 (1.4 times LTM EBITDA). Ultrapar reported net financial expenses of R$ 216 million in 1Q16, a R$ 35 million increase compared to 1Q15, mainly due to (i) annual CDI increase by 2.0 p.p., (ii) the higher net debt, due to the growth of the company, (iii) the effects of the exchange rate fluctuations in the period and (iv) PIS/COFINS taxes levied on financial revenues as from July 2015. Compared to 4Q15, net financial expenses increased R$ 55 million, as a result of the higher net debt and the effects of the appreciation of Ultrapar’s shares on subscription warrants issued in the Extrafarma’s transaction.

Income and social contribution taxes / Tax incentives: Ultrapar reported income tax and social contribution expenses, net of tax incentives of R$ 183 million in 1Q16, stable compared with 1Q15, due the increased non-deductible expenses, mainly explained by the fine paid to CETESB as mentioned above, offset by increased tax incentives that Ultrapar has in its Northeastern operations. Compared to 4Q15, income tax and social contribution expenses, net of tax incentives decreased by 26%.

Net income: Net income in 1Q16 amounted to R$ 388 million, remaining stable compared to 1Q15, due to the EBITDA growth, offset by higher net financial expenses and depreciation and amortization. Compared to 4Q15, net earnings decreased by 22% as a result of a lower EBITDA, mainly due to the seasonality between periods.

EBITDA: Ultrapar’s consolidated EBITDA totaled R$ 1,058 million in 1Q16, up 7% over 1Q15, in spite of the worsening of the economic scenario. Compared to 4Q15, Ultrapar’s EBITDA decreased by 10%, mainly due to the seasonality between periods.

R$ million	1Q16	1Q15	4Q15	Variation 1Q16 X 1Q15	Variation 1Q16 X 4Q15
Ultrapar	1,057.6	986.6	1,176.9	7%	-10%
Ipiranga	712.3	714.5	868.2	0%	-18%
Oxiteno	198.3	144.6	180.1	37%	10%
Ultragaz	108.5	72.3	108.6	50%	0%
Ultracargo	32.6	47.7	12.9	-32%	152%
Extrafarma	5.2	5.1	8.7	2%	-40%

(1)	The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes and depreciation and amortization.

The reconciliation of the EBITDA to the net income of the period is presented below:

R$ million	1Q16	1Q15	4Q15
Net income	387.9	386.6	496.8
(+) Income tax and social contribution	183.1	182.8	247.1
(+) Net financial expenses	216.5	181.2	161.8
(+) Depreciation and amortization	270.1	235.9	271.2
EBITDA	1,057.6	986.6	1,176.9

The performance analysis for each segment is presented below:

Ipiranga

Operational performance: Ipiranga’s sales volume totaled 5,934 thousand cubic meters in 1Q16, 3% below 1Q15 volume. Fuel sales volume for light vehicles (Otto cycle) decreased by 5% compared to 1Q15, despite the estimated growth of 2% in the vehicle fleet, reflecting the growth in unemployment levels from mid-2015 and the increase in the cost of fuels’ share of income, in addition to lower competitiveness of ethanol prices. The volume of diesel decreased by 1% year-on-year due to the weak performance of the economy. Compared with 4Q15, sales volume decreased by 10%, mainly due to the seasonality between periods.

Net revenue from sales and services: Ipiranga’s net revenue from sales and services reached R$ 16,869 million in 1Q16, up 12% over 1Q15, mainly as a result of (i) the rise in diesel and gasoline costs in February 2015 (increase of CIDE tax) and September 2015 (increase by Petrobras) and, consequently, higher ethanol costs and (ii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty, partially offset by lower sales volume. Compared with 4Q15, net revenue from sales and services decreased by 5%, mainly derived from the seasonality between periods, partially offset by higher ethanol costs in 1Q16.

Cost of products sold: Ipiranga’s cost of goods sold totaled R$ 15,812 million in 1Q16, up 12% compared to 1Q15, mainly due to the rise in diesel and gasoline costs in February and September 2015 and, consequently, higher ethanol costs, partially offset by lower sales volume. Compared to 4Q15, cost of goods sold decreased by 5%, mainly due to the lower seasonal volume, partially offset by higher ethanol costs in 1Q16.

Selling, marketing, general and administrative expenses: Ipiranga’s selling, marketing, general and administrative expenses amounted to R$ 539 million in 1Q16, a 9% increase over 1Q15, mainly resulting from (i) the expansion of the distribution network and (ii) the effects of inflation on expenses, partially offset by lower freight expenses, due to lower sales volume, and marketing expenses. Compared to 4Q15, selling, marketing, general and administrative expenses decreased by 4% mainly due to lower sales volume in 1Q16 and lower expenses with studies and projects compared to 4Q15.

EBITDA: Ipiranga’s EBITDA reached R$ 712 million in 1Q16, practically stable compared to 1Q15. The main positive factor is the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty, offsetting the lower sales volume and the combined effect of the temporary benefit of inventory gains and a concentration of revenues from the sale of assets in 1Q15 in the amount of R$ 89 million. Excluding extraordinary gains of R$ 89 million in 1Q15, EBITDA would have increased by 14%. Compared to 4Q15, Ipiranga’s EBITDA decreased by 18%, mainly due to lower seasonal volume and the temporary inventory gain seen in the previous quarter.

Oxiteno

Operational performance: Oxiteno’s sales volume totaled 182 thousand tons in 1Q16, a 4% increase (6 thousand tons) compared to 1Q15, mainly due to increased sales of commodities, which reflected more attractive raw materials prices, and increased sales of specialties in the foreign market. This growth was partially offset by the effects of the strong slowdown of the Brazilian economy on the sales volume of specialty chemicals in Brazil, which decreased by 9% compared to 1Q15. Compared with 4Q15, sales volume grew by 9% (15 thousand tons), due to increased sales of commodities.

Net revenue from sales and services: Oxiteno’s net revenue from sales and services totaled R$ 1,004 million in 1Q16, up 18% over 1Q15, due to a 37% weaker Real against the US Dollar and higher sales volume, partially offset by the lower average price of the products, as a result of a larger share of commodities in sales mix and the decrease in raw materials costs in US Dollars during the last 12 months. Compared to 4Q15, net revenue from sales and services decreased by 8%, despite the volume growth, mainly due to the lower average price of the products, as a result of a larger share of commodities in the sales mix and the decrease in raw materials costs in US Dollars.

Cost of products sold: Oxiteno’s cost of goods sold in 1Q16 amounted to R$ 696 million, a 16% increase compared to 1Q15, due to a 37% weaker Real against the US Dollar, higher sales volume and higher costs of utilities, partially offset by a 16% reduction in unitary variable costs in US Dollars as a result of lower raw materials costs in US Dollars during the last 12 months. Compared to 4Q15, the cost of goods sold decreased by 7% mainly due to an 11% reduction in unitary variable cost in US Dollars, as a result of lower raw materials costs in US Dollars, and the costs resulting from the unscheduled stoppage in Mauá in 4Q15.

Selling, marketing, general and administrative expenses: Oxiteno’s selling, marketing, general and administrative expenses amounted to R$ 148 million in 1Q16, a 6% increase over 1Q15, due to the effects of the weaker Real on expenses with logistics and international units, given the increased sales volume, partially offset by the default of an international client in judicial recovery in 1Q15. Compared to 4Q15, selling, marketing, general and administrative expenses decreased by 28% mainly due to lower expenses with variable compensation and studies and projects.

EBITDA: EBITDA totaled R$ 198 million in 1Q16, up 37% over 1Q15, mainly due to (i) the 37% devaluation of the Real and (ii) the increased sales volume, partially offset by a larger share of commodities in sales mix. Compared to 4Q15, EBITDA increased by 10% due to the higher sales volume in 1Q16 and higher costs resulting from the unscheduled stoppage in Mauá in 4Q15, partially offset by a larger share of commodities in the sales mix.

Ultragaz

Operational performance: In 1Q16, Ultragaz reached sales volume of 407 thousand tons, up 1% over 1Q15. The bottled segment showed a 1% growth compared to 1Q15, due to commercial initiatives to add new resellers. In the bulk segment, sales volume was similar to that observed in 1Q15, as a result of investments made to capture new customers, mainly in the residential and small- and medium-sized companies segments and new large industrial customers, offsetting the negative effect of the deceleration of the economy. Compared with 4Q15, sales volume decreased by 1%, mainly derived from the seasonality between periods

Net revenue from sales and services: Ultragaz’s net revenue from sales and services was R$ 1,233 million in 1Q16, a 19% increase compared to 1Q15, due to (i) the increase in the cost of LPG by Petrobras in September and December 2015, (ii) the differentiation strategy based on innovation, customer convenience and satisfaction as well as (iii) higher sales volume. As compared to 4Q15, net revenue from sales and services decreased by 1%, mainly due to the lower volume, partially offset by the increase in the cost of LPG for use in the bulk segment in December 2015.

Cost of products sold: Ultragaz’s cost of goods sold amounted to R$ 1,024 million in 1Q16, a 16% increase compared to 1Q15, as a result of (i) the increase in the cost of LPG, (ii) higher freight costs and (iii) sales volume growth, partially offset by below-inflation increase in fixed costs, mainly related with personnel and requalification of LPG bottles in 1Q16. As compared to 4Q15, cost of products sold decreased by 1%, mainly due to the lower volume, partially offset by the increase in the cost of LPG for use in the bulk segment in December 2015.

Selling, marketing, general and administrative expenses: Ultragaz’s selling, marketing, general and administrative expenses totaled R$ 141 million in 1Q16, up 22% over 1Q15, mainly as a result of (i) the effects of inflation on expenses, (ii) higher IT expenses to support commercial initiatives and (iii) higher expenses with studies and projects, including expenses related to industrial customers’ service. Compared to 4Q15, selling, marketing, general and administrative expenses decreased by 4%, mainly due to the seasonally lower volume and higher expenses with initiatives to qualify resellers and marketing in 4Q15, partially offset by higher expenses with studies and projects in 1Q16.

EBITDA: Ultragaz’s EBITDA reached R$ 109 million in 1Q16, up 50% over 1Q15, mainly resulting from (i) commercial initiatives implemented to increase the offer of convenience and satisfaction to its customers, (ii) the below-inflation increase of fixed costs and (iii) the capture of new customers, mainly in the residential and small- and medium-sized companies segments and new large industrial customers. Compared to 4Q15, EBITDA remained stable, with lower sales volume offset by lower costs and expenses in 1Q16.

Ultracargo

Operational performance: In 1Q16, Ultracargo’s average storage, excluding Santos operations, increased by 6% compared to 1Q15 and 4Q15, as a result of increased fuel handling, including ethanol, mainly as a result of more competitive international prices. Total storage, on its turn, decreased by 13% compared to 1Q15, mainly as a result of the partial stoppage of the Santos terminal and the lower handling of chemicals, which reflected the slowdown of the economic activity.

Net revenue from sales and services: Ultracargo’s net revenue from sales and services totaled R$ 81 million in 1Q16, a 12% decrease compared to 1Q15, mainly due to the lower handling in Santos, as a result of the partial stoppage of the terminal, offset by the higher fuel handling in Aratu and Suape terminals. Compared to 4Q15, net revenue from sales and services increased by 11%, mainly due to the higher handling of fuels. Excluding Santos operations, other Ultracargo’s terminals increased net revenue from sales and services in 1Q16 by 8% and 11% compared to 1Q15 and 4Q15 respectively, explained by variations in the operational performance.

Cost of services provided: Ultracargo’s cost of services provided in 1Q16 amounted to R$ 47 million, a 37% increase compared to 1Q15, mainly due to the effects of inflation on personnel expenses and higher maintenance costs. Compared with 4Q15, Ultracargo’s cost of services provided increased by 11%. As from January 2016, some expenses were classified as costs, according to their management allocation. The total amount of expenses classified as costs was R$ 6 million, resulting in increases in the comparisons with 1Q15 and 4Q15.

Selling, marketing, general and administrative expenses: Ultracargo’s selling, marketing, general and administrative expenses totaled R$ 20 million in 1Q16, a 10% decrease compared to 1Q15, mainly due to the changes in allocation mentioned in the cost explanation, partially offset by the effects of inflation on expenses. Compared to 4Q15, selling, marketing, general and administrative expenses decreased by 38% due to the changes in allocation mentioned in cost explanation and higher expenses with indemnification and studies and projects in 4Q15.

Other operating results: In 1Q16, “Other operating results” reported net revenue of R$ 8 million compared to net revenue of R$ 1 million in 1Q15 and net revenue of R$ 4 million in 4Q15. In 1Q16, the amount includes basically a R$ 30 million gain resulting from insurance advances of fire-related expenses incurred in 2015, and expenses of R$ 16 million due to a fine paid to Companhia Ambiental do Estado de São Paulo (CETESB).

EBITDA: Ultracargo’s EBITDA totaled R$ 33 million in 1Q16, a 32% decrease compared to 1Q15, mainly due to the partial stoppage of the Santos terminal and its fire-related expenses, partially offset by insurance advances in the amount of R$ 30 million. Compared to 4Q15, Ultracargo reported an increase of R$ 20 million in EBITDA, explained by the insurance advances. Excluding Santos operations, Ultracargo’s EBITDA in 1Q16 remained stable when compared to 1Q15, reversing the downward trend since 3Q15 in this comparison basis, and reported a 76% increase compared to 4Q15.

Extrafarma

Operational performance: Extrafarma ended 1Q16 with 261 drugstores, an increase of 35 drugstores (15%) compared to the end of 1Q15. By the end of 1Q16, 38% of the drugstores were under 3 years of operation, compared to 32% in 1Q15. Seven drugstores (3%) were added as compared to 4Q.

Gross revenues: Extrafarma’s gross revenues totaled R$ 372 million in 1Q16, a 10% increase compared to 1Q15, due to 16% higher the retail sales, excluding mobile phone sales, as a result of the increased average number of stores and the 12% growth in same store sales, even with the worsening of the economic scenario and household income, resulting in a 28% decrease in mobile phone sales. Compared to 4Q15, Extrafarma’s gross revenues increased by 4% mainly due to higher discounts levels in 4Q15.

Cost of products sold and gross profit: Extrafarma’s cost of goods sold totaled R$ 238 million in 1Q16, up 8% over 1Q15, mainly as a result of higher sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). Extrafarma’s gross profit reached R$ 112 million, up 15% over 1Q15, mainly due to the growth in retail revenues excluding mobile phone sales. Compared to 4Q15, the cost of goods sold increased by 12% in 1Q16 and gross profit reduced by 11%, mainly due to the seasonality between periods, with concentration of industry funds in fourth quarters, and an extraordinary inventory gain reported in 4Q15.

Selling, marketing, general and administrative expenses: Extrafarma’s selling, marketing, general and administrative expenses totaled R$ 116 million in 1Q16, a 20% increase compared to 1Q15, or 16% excluding depreciation and amortization expenses. This growth results from a 15% increase in the average number of drugstores and the effects of inflation on expenses, partially offset by the initiatives to raise the management standards in the retail pharmacy network. Compared to 4Q15, selling, marketing, general and administrative expenses decreased by 3%, mainly due to initiatives to raise the management standards in the retail pharmacy network, which resulted in additional expenses in 4Q15 and contributed to reduce the expenses in 1Q16.

EBITDA: In 1Q16, Extrafarma’s EBITDA totaled R$ 5 million, up 2% over 1Q15, mainly due to the increase in gross revenues, and the initiatives to raise the management standards in the retail pharmacy network, despite the worsening of the economic situation and the higher number of new stores, still in their maturing process. Compared to 4Q15, Extrafarma’s EBITDA decreased by 40%, mainly due to inventory extraordinary gains reported in 4Q15.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors Deloitte Touche Tohmatsu Auditores Independentes have not performed during these three months of 2016 any service other than the external audit of the financial statements for the year ended on December 31, 2015 and the review of interim financial information of Ultrapar and subsidiaries.

São Paulo, May 11, 2016 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga / Ultragaz / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the first quarter of 2016.

Results conference call

Brazilian conference call

May 12, 2016

10:00 a.m. (US EST)

São Paulo—SP

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International conference call

May 12, 2016

11:30 a.m. (US EST)

Participants in Brazil: 0800 891 0015

Participants in the USA: +1 844 836 8738

International participants: +1 412 317 5430

Code: Ultrapar

IR Contact

E-mail: invest@ultra.com.br

Telephone: +55 11 3177 7014

Website: www.ultra.com.br

Ultrapar Participações S.A.

UGPA3 = R$ 69.79/share (03/31/16)

UGP = US$ 19.28/ADR (03/31/16)

Main highlights in 1Q16

•  ULTRAPAR’S NET REVENUES TOTAL R$ 20 BILLION
IN 1Q16, 12% GROWTH OVER 1Q15.

•  ULTRAPAR’S EBITDA REACHES R$ 1.1 BILLION IN
1Q16, 7% GROWTH OVER 1Q15.

•  ULTRAPAR’S NET EARNINGS REACH R$ 388
MILLION IN 1Q16, STABLE COMPARED TO 1Q15.

•  INVESTMENT PLAN TOTALED R$ 292 MILLION
IN 1Q16.

“Despite the continuity of the challenging macroeconomic scenario, our focus in resilient businesses, our multi-business strategy and our teams’ planning and execution capability were key for one more quarter of superior results. As such, we have been able to maintain a consistent growth trajectory in Brazil’s current situation. It requires clear objectives, sense of opportunity and accountability in our decisions. However, the challenges in the economic and political horizon do not curb our confidence to continue investing and strengthening our businesses in 2016.”

Thilo Mannhardt – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA starting from net earnings is presented below:

R$ million	1Q16	1Q15	4Q15	Δ (%) 1Q16v1Q15	Δ (%) 1Q16v4Q15
Net earnings	387.9	386.6	496.8	0%	(22%	)
(+) Income and social contribution taxes	183.1	182.8	247.1
(+) Financial expenses (income), net	216.5	181.2	161.8
(+) Depreciation and amortization	270.1	235.9	271.2
EBITDA	1,057.6	986.6	1,176.9	7%	(10%	)

2

Summary of 1st quarter 2016

Ultrapar — Consolidated data	1Q16	1Q15	4Q15	Δ (%) 1Q16v1Q15	Δ (%) 1Q16v4Q15
Net sales and services	19,524	17,404	20,580	12%	(5%)
Gross profit	1,718	1,582	1,946	9%	(12%)
Operating profit	791	754	911	5%	(13%)
EBITDA	1,058	987	1,177	7%	(10%)
Net earnings¹	388	387	497	0%	(22%)
Earnings attributable to Ultrapar per share²	0.71	0.70	0.91	2%	(22%)
Amounts in R$ million (except for EPS)
¹	Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
[2]	Calculated based on the weighted average number of shares over the period, net of shares held in treasury.

Ipiranga — Operational data	1Q16	1Q15	4Q15	Δ (%) 1Q16v1Q15	Δ (%) 1Q16v4Q15
Total volume (000 m³)	5,934	6,130	6,588	(3%)	(10%)
Diesel	3,004	3,043	3,342	(1%)	(10%)
Gasoline, ethanol and NGV	2,846	2,993	3,158	(5%)	(10%)
Other[3]	85	93	88	(9%)	(4%)
[3]	Fuel oils, arla 32, kerosene, lubricants and greases.

Oxiteno — Operational data	1Q16	1Q15	4Q15	Δ (%) 1Q16v1Q15	Δ (%) 1Q16v4Q15
Total volume (000 tons)	182	175	167	4%	9%
Product mix
Specialty chemicals	147	155	142	(6%)	3%
Glycols	35	20	24	75%	44%
Geographical mix
Sales in Brazil	128	127	122	0%	5%
Sales outside Brazil	54	48	45	13%	20%

Ultragaz — Operational data	1Q16	1Q15	4Q15	Δ (%) 1Q16v1Q15	Δ (%) 1Q16v4Q15
Total volume (000 tons)	407	403	413	1%	(1%)
Bottled	277	273	287	1%	(3%)
Bulk	130	130	126	(0%)	3%

Ultracargo — Operational data	1Q16	1Q15	4Q15	Δ (%) 1Q16v1Q15	Δ (%) 1Q16v4Q15
Effective storage[4] (000 m3)	658	758	615	(13%)	7%
[4]	Monthly average.

3

Extrafarma — Operational data	1Q16	1Q15	4Q15	Δ (%) 1Q16v1Q15	Δ (%) 1Q16v4Q15
Gross revenues (R$ million)	372	338	359	10%	4%
Number of drugstores (end of period)	261	226	254	15%	3%

Macroeconomic indicators	1Q16	1Q15	4Q15	Δ (%) 1Q16v1Q15	Δ (%) 1Q16v4Q15
Average exchange rate (R$/US$)	3.91	2.86	3.84	37%	2%
Brazilian interbank interest rate (CDI)	3.3%	2.8%	3.3%
Inflation in the period (IPCA)	2.6%	3.8%	2.8%

Highlights

✓	Extrafarma opens drugstore in Ultragaz’s reseller in Fortaleza – Continuing the process of capturing synergies among Ultra’s businesses, Extrafarma opened in April 2016 its first drugstore in an Ultragaz’s reseller shop, in Fortaleza, state of Ceará. The store was installed in a 124 square meter area, following the new Extrafarma store standards, with a new architecture and more attractive visual communication. Another novelty is that the store is located in a Revenda Sustentável (Sustainable Reseller), a pioneering concept at Ultragaz, which offers sustainable technology and lower operating costs to resellers through rainwater collection system, low-power lighting and selective waste collection. Extrafarma currently operates four drugstores in Ipiranga’s service stations.

✓	Ipiranga and ConectCar launches application “Abastece Aí” – Focusing on innovation and differentiation, Ipiranga launched in January 2016 a mobile app named Abastece Aí, an initiative based in the integration of platforms to offer customers greater convenience and benefits. Through Abastece aí, the customer can program or decide at the pump its refueling option which is automatically recognized by the service station attendant. The customer can also choose the benefit he/she prefers to be granted with and completes the transaction using its Km de Vantagens (Ipiranga’s loyalty program) password, in a fully safe payment. Abastece aí was initially available only in São Paulo and launched countrywide in April.

✓	Update about the fire in a terminal operated by Ultracargo in Santos – In February, Ultracargo started the second stage of the decommissioning plan, which consists in removing the equipment and structures from the part of the terminal affected by the fire in April 2015 in Santos, state of São Paulo. The terminal is expected to be ready for operational licensing by the end of this year. The part of the terminal with suspended operations has a capacity of 185 thousand m³, 55% of Ultracargo’s capacity in Santos and 23% of company’s total capacity. With regard to the items that affected results in 1Q16, the company received insurances advances related to certain containment and recovery expenses incurred in 2015 amounting R$ 30 million and paid a fine in the amount of US$ 16 million to Companhia Ambiental do Estado de São Paulo (CETESB). For information about the effects on balance sheet, see Notes 20.b.2.2 and 33 of quarterly financial statements (ITRs) for March 31, 2016.

4

Executive summary of the results

In the first quarter of 2016, the macroeconomic scenario continued its downward trend observed during 2015, with worsening labor market and income levels, inflation rate constantly higher than the expectations, deceleration of the economy and deepening political crisis. The base interest rate was 12.75% in 1Q15 and was raised to 14.25% by the Central Bank in July 2015 in order to curb inflation, remaining at this level until the end of 1Q16. At the beginning of the year, the Real/US Dollar exchange rate was R$ 4.04/US$, peaking on January 21 at R$ 4.16/US$, but ending the quarter at R$ 3.56/US$. On its turn, the average Real/US Dollar exchange rate was R$ 3.91/US$ in 1Q16, a 37% increase compared to the average of R$ 2.86/US$ in 1Q15. The average oil price (Brent) in 1Q16 was US$ 34/barrel, a 36% decrease compared to 1Q15, when the price was US$ 54/barrel, influenced mainly by the excessive supply, combined with China’s economic slowdown. GDP fell by 3.8% in 2015 and the market expectation for 2016, measured by the Focus Bulletin of the Central Bank of Brazil, points to the same reduction level. Such performance is the worst two-year period in terms of growth in Brazil since the beginning of the 20th century, when these data became available. All these factors contributed to new downgrades in the Brazilian sovereign credit ratings by the top rating agencies in February. In the retail pharmacy sector in North and Northeast regions, according to data from members of Abrafarma, sales increased 9%, maintaining the same growth levels since mid-2015.

At Ipiranga, sales volume decreased by 3% compared to 1Q15. Fuel sales volume for light vehicles (Otto cycle) decreased by 5% year on year, despite the estimated expansion in the light vehicle fleet, even though at a slower pace, as a result of the growth in unemployment levels from mid-2015 and the increase in the cost of fuels share of income. The volume of diesel decreased by 1% as compared to 1Q15 due to the weak performance of the economy. EBITDA reached R$ 712 million in 1Q16, practically stable compared to 1Q15. The main positive factor in this comparison is the strategy of constant innovation in services and convenience in the service stations, generating greater customer satisfaction and loyalty, which was partially offset by lower sales volume and extraordinary effects that benefited EBITDA in 1Q15.

Oxiteno’s sales volume reached 182 thousand tons, a 4% increase compared to 1Q15, due to increased sales of commodities, which reflected more attractive raw materials prices, and increased sales of specialties in the foreign market, partially offset by the effect of the strong slowdown of the Brazilian economy on the sales of specialty chemicals in Brazil. EBITDA totaled R$ 198 million in 1Q16, up 37% over 1Q15, due to a 37% weaker Real against the US Dollar and higher sales volume, partially offset by the larger share of commodities in sales mix.

In 1Q16, Ultragaz reported a 1% increase in sales volume compared to 1Q15. The bottled segment showed a 1% growth compared to 1Q15, due to commercial initiatives to add new resellers. In the bulk segment, sales volume was similar to that observed in 1Q15, as a result of investments made to capture new customers, mainly in the residential and small- and medium-sized companies segments and new industrial customers, offsetting the negative effect of the deceleration of the economy. As a result of (i) the initiatives to increase the offer of convenience and satisfaction to its customers, (ii) the below-inflation increase in fixed costs and (iii) the capture of new customers, Ultragaz’s EBITDA reached R$ 109 million, 50% growth over 1Q15.

At Ultracargo, the average storage in terminals excluding Santos operations increased 6% compared to 1Q15, due to increased fuel handling, including ethanol, mainly as a result of more competitive international prices. In the same comparison, ex-Santos’ EBITDA remained stable, reversing the downward trend reported since 3Q15. Ultracargo’s total average storage is still affected by the partial stoppage of the Santos terminal, reporting a 13% decrease compared to 1Q15. Ultracargo’s total EBITDA reached R$ 33 million in 1Q16, a 32% decrease compared to 1Q15, due to the partial stoppage of the Santos terminal and fire-related expenses, partially offset by insurance advances.

Extrafarma ended 1Q16 with 261 drugstores, up 15% over 1Q15. Extrafarma’s EBITDA totaled R$ 5 million in 1Q16, a 2% growth compared to 1Q15, due to the 16% higher retail sales, excluding mobile phones sales, and the initiatives to raise the management standards in the retail pharmacy network, partially offset by the worsening of the economic situation, which led to a 28% decrease in mobile phone sales, and the higher number of new stores still in its maturing process.

The performance of Ultrapar’s businesses resulted in a consolidated EBITDA of R$ 1,058 million in 1Q16, up 7% over 1Q15. The growth in EBITDA was offset by higher net financial expenses and depreciation and amortization, resulting from investments made in expansions. Thus, Ultrapar’ net earnings was R$ 388 million in 1Q16, remaining stable compared to 1Q15.

5

Ipiranga

Operational performance – Ipiranga’s sales volume totaled 5,934 thousand cubic meters in 1Q16, 3% below 1Q15 volume. Fuel sales volume for light vehicles (Otto cycle) decreased by 5% compared to 1Q15, despite the estimated growth of 2% in the vehicle fleet, reflecting the growth in unemployment levels from mid-2015 and the increase in the cost of fuels’ share of income, in addition to lower competitiveness of ethanol prices. The volume of diesel decreased by 1% year-on-year due to the weak performance of the economy. Compared with 4Q15, sales volume decreased by 10%, mainly due to the seasonality between periods.

Ipiranga – Sales volume (000 m³)

Net sales and services – Ipiranga’s net sales and services reached R$ 16,869 million in 1Q16, up 12% over 1Q15, mainly as a result of (i) the rise in diesel and gasoline costs in February 2015 (increase of CIDE tax) and September 2015 (increase by Petrobras) and, consequently, higher ethanol costs and (ii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty, partially offset by lower sales volume. Compared with 4Q15, net sales and services decreased by 5%, mainly derived from the seasonality between periods, partially offset by higher ethanol costs in 1Q16.

Cost of goods sold – Ipiranga’s cost of goods sold totaled R$ 15,812 million in 1Q16, up 12% compared to 1Q15, mainly due to the rise in diesel and gasoline costs in February and September 2015 and, consequently, higher ethanol costs, partially offset by lower sales volume. Compared to 4Q15, cost of goods sold decreased by 5%, mainly due to the lower seasonal volume, partially offset by higher ethanol costs in 1Q16.

Sales, general and administrative expenses – Ipiranga’s sales, general and administrative expenses amounted to R$ 539 million in 1Q16, a 9% increase over 1Q15, mainly resulting from (i) the expansion of the distribution network and (ii) the effects of inflation on expenses, partially offset by lower freight expenses, due to lower sales volume, and marketing expenses. Compared to 4Q15, sales, general and administrative expenses decreased by 4% mainly due to lower sales volume in 1Q16 and lower expenses with studies and projects compared to 4Q15.

EBITDA – Ipiranga’s EBITDA reached R$ 712 million in 1Q16, practically stable compared to 1Q15. The main positive factor is the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty, offsetting the lower sales volume and the combined effect of the temporary benefit of inventory gains and a concentration of revenues from the sale of assets in 1Q15 in the amount of R$ 89 million. Excluding extraordinary gains of R$ 89 million in 1Q15, EBITDA would have increased by 14%. Compared to 4Q15, Ipiranga’s EBITDA decreased by 18%, mainly due to lower seasonal volume and the temporary inventory gain seen in the previous quarter.

6

Oxiteno

Operational performance – Oxiteno’s sales volume totaled 182 thousand tons in 1Q16, a 4% increase (6 thousand tons) compared to 1Q15, mainly due to increased sales of commodities, which reflected more attractive raw materials prices, and increased sales of specialties in the foreign market. This growth was partially offset by the effects of the strong slowdown of the Brazilian economy on the sales volume of specialty chemicals in Brazil, which decreased by 9% compared to 1Q15. Compared with 4Q15, sales volume grew by 9% (15 thousand tons), due to increased sales of commodities.

Oxiteno – Sales volume (000 tons)

Net sales and services – Oxiteno’s net sales and services totaled R$ 1,004 million in 1Q16, up 18% over 1Q15, due to a 37% weaker Real against the US Dollar and higher sales volume, partially offset by the lower average price of the products, as a result of a larger share of commodities in sales mix and the decrease in raw materials costs in US Dollars during the last 12 months. Compared to 4Q15, net sales and services decreased by 8%, despite the volume growth, mainly due to the lower average price of the products, as a result of a larger share of commodities in the sales mix and the decrease in raw materials costs in US Dollars.

Cost of goods sold – Oxiteno’s cost of goods sold in 1Q16 amounted to R$ 696 million, a 16% increase compared to 1Q15, due to a 37% weaker Real against the US Dollar, higher sales volume and higher costs of utilities, partially offset by a 16% reduction in unitary variable costs in US Dollars as a result of lower raw materials costs in US Dollars during the last 12 months. Compared to 4Q15, the cost of goods sold decreased by 7% mainly due to an 11% reduction in unitary variable cost in US Dollars, as a result of lower raw materials costs in US Dollars, and the costs resulting from the unscheduled stoppage in Mauá in 4Q15.

Sales, general and administrative expenses – Oxiteno’s sales, general and administrative expenses amounted to R$ 148 million in 1Q16, a 6% increase over 1Q15, due to the effects of the weaker Real on expenses with logistics and international units, given the increased sales volume, partially offset by the default of an international client in judicial recovery in 1Q15. Compared to 4Q15, sales, general and administrative expenses decreased by 28% mainly due to lower expenses with variable compensation and studies and projects.

EBITDA – EBITDA totaled R$ 198 million in 1Q16, up 37% over 1Q15, mainly due to (i) the 37% devaluation of the Real and (ii) the increased sales volume, partially offset by a larger share of commodities in sales mix. Compared to 4Q15, EBITDA increased by 10% due to the higher sales volume in 1Q16 and higher costs resulting from the unscheduled stoppage in Mauá in 4Q15, partially offset by a larger share of commodities in the sales mix.

7

Ultragaz

Operational performance – In 1Q16, Ultragaz reached sales volume of 407 thousand tons, up 1% over 1Q15. The bottled segment showed a 1% growth compared to 1Q15, due to commercial initiatives to add new resellers. In the bulk segment, sales volume was similar to that observed in 1Q15, as a result of investments made to capture new customers, mainly in the residential and small- and medium-sized companies segments and new large industrial customers, offsetting the negative effect of the deceleration of the economy. Compared with 4Q15, sales volume decreased by 1%, mainly derived from the seasonality between periods.

Ultragaz – Sales volume (000 tons)

Net sales and services – Ultragaz’s net sales and services was R$ 1,233 million in 1Q16, a 19% increase compared to 1Q15, due to (i) the increase in the cost of LPG by Petrobras in September and December 2015, (ii) the differentiation strategy based on innovation, customer convenience and satisfaction as well as (iii) higher sales volume. As compared to 4Q15, net sales and services decreased by 1%, mainly due to the lower volume, partially offset by the increase in the cost of LPG for use in the bulk segment in December 2015.

Cost of goods sold – Ultragaz’s cost of goods sold amounted to R$ 1,024 million in 1Q16, a 16% increase compared to 1Q15, as a result of (i) the increase in the cost of LPG, (ii) higher freight costs and (iii) sales volume growth, partially offset by below-inflation increase in fixed costs, mainly related with personnel and requalification of LPG bottles in 1Q16. As compared to 4Q15, cost of products sold decreased by 1%, mainly due to the lower volume, partially offset by the increase in the cost of LPG for use in the bulk segment in December 2015.

Sales, general and administrative expenses – Ultragaz’s sales, general and administrative expenses totaled R$ 141 million in 1Q16, up 22% over 1Q15, mainly as a result of (i) the effects of inflation on expenses, (ii) higher IT expenses to support commercial initiatives and (iii) higher expenses with studies and projects, including expenses related to industrial customers’ service. Compared to 4Q15, sales, general and administrative expenses decreased by 4%, mainly due to the seasonally lower volume and higher expenses with initiatives to qualify resellers and marketing in 4Q15, partially offset by higher expenses with studies and projects in 1Q16.

EBITDA – Ultragaz’s EBITDA reached R$ 109 million in 1Q16, up 50% over 1Q15, mainly resulting from (i) commercial initiatives implemented to increase the offer of convenience and satisfaction to its customers, (ii) the below-inflation increase of fixed costs and (iii) the capture of new customers, mainly in the residential and small- and medium-sized companies segments and new large industrial customers. Compared to 4Q15, EBITDA remained stable, with lower sales volume offset by lower costs and expenses in 1Q16.

8

Ultracargo

Operational performance – In 1Q16, Ultracargo’s average storage, excluding Santos operations, increased by 6% compared to 1Q15 and 4Q15, as a result of increased fuel handling, including ethanol, mainly as a result of more competitive international prices. Total storage, on its turn, decreased by 13% compared to 1Q15, mainly as a result of the partial stoppage of the Santos terminal and the lower handling of chemicals, which reflected the slowdown of the economic activity.

Ultracargo – Average storage (000 m³)

Net sales and services – Ultracargo’s net sales and services totaled R$ 81 million in 1Q16, a 12% decrease compared to 1Q15, mainly due to the lower handling in Santos, as a result of the partial stoppage of the terminal, offset by the higher fuel handling in Aratu and Suape terminals. Compared to 4Q15, net sales and services increased by 11%, mainly due to the higher handling of fuels. Excluding Santos operations, other Ultracargo’s terminals increased net sales and services in 1Q16 by 8% and 11% compared to 1Q15 and 4Q15 respectively, explained by variations in the operational performance.

Cost of services provided – Ultracargo’s cost of services provided in 1Q16 amounted to R$ 47 million, a 37% increase compared to 1Q15, mainly due to the effects of inflation on personnel expenses and higher maintenance costs. Compared with 4Q15, Ultracargo’s cost of services provided increased by 11%. As from January 2016, some expenses were classified as costs, according to their management allocation. The total amount of expenses classified as costs was R$ 6 million, resulting in increases in the comparisons with 1Q15 and 4Q15.

Sales, general and administrative expenses – Ultracargo’s sales, general and administrative expenses totaled R$ 20 million in 1Q16, a 10% decrease compared to 1Q15, mainly due to the changes in allocation mentioned in the cost explanation, partially offset by the effects of inflation on expenses. Compared to 4Q15, sales, general and administrative expenses decreased by 38% due to the changes in allocation mentioned in cost explanation and higher expenses with indemnification and studies and projects in 4Q15.

Other operating results – In 1Q16, “Other operating results” reported net revenue of R$ 8 million compared to net revenue of R$ 1 million in 1Q15 and net revenue of R$ 4 million in 4Q15. In 1Q16, the amount includes basically a R$ 30 million gain resulting from insurance advances of fire-related expenses incurred in 2015, and expenses of R$ 16 million due to a fine paid to Companhia Ambiental do Estado de São Paulo (CETESB).

EBITDA – Ultracargo’s EBITDA totaled R$ 33 million in 1Q16, a 32% decrease compared to 1Q15, mainly due to the partial stoppage of the Santos terminal and its fire-related expenses, partially offset by insurance advances in the amount of R$ 30 million. Compared to 4Q15, Ultracargo reported an increase of R$ 20 million in EBITDA, explained by the insurance advances. Excluding Santos operations, Ultracargo’s EBITDA in 1Q16 remained stable when compared to 1Q15, reversing the downward trend since 3Q15 in this comparison basis, and reported a 76% increase compared to 4Q15.

9

Extrafarma

Operational performance – Extrafarma ended 1Q16 with 261 drugstores, an increase of 35 drugstores (15%) compared to the end of 1Q15. By the end of 1Q16, 38% of the drugstores were under 3 years of operation, compared to 32% in 1Q15. Seven drugstores (3%) were added as compared to 4Q.

Extrafarma – Number and maturation profile of drugstores

Gross revenues – Extrafarma’s gross revenues totaled R$ 372 million in 1Q16, a 10% increase compared to 1Q15, due to 16% higher the retail sales, excluding mobile phone sales, as a result of the increased average number of stores and the 12% growth in same store sales, even with the worsening of the economic scenario and household income, resulting in a 28% decrease in mobile phone sales. Compared to 4Q15, Extrafarma’s gross revenues increased by 4% mainly due to higher discounts levels in 4Q15.

Cost of goods sold and gross profit – Extrafarma’s cost of goods sold totaled R$ 238 million in 1Q16, up 8% over 1Q15, mainly as a result of higher sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). Extrafarma’s gross profit reached R$ 112 million, up 15% over 1Q15, mainly due to the growth in retail revenues excluding mobile phone sales. Compared to 4Q15, the cost of goods sold increased by 12% in 1Q16 and gross profit reduced by 11%, mainly due to the seasonality between periods, with concentration of industry funds in fourth quarters, and an extraordinary inventory gain reported in 4Q15.

Sales, general and administrative expenses – Extrafarma’s sales, general and administrative expenses totaled R$ 116 million in 1Q16, a 20% increase compared to 1Q15, or 16% excluding depreciation and amortization expenses. This growth results from a 15% increase in the average number of drugstores and the effects of inflation on expenses, partially offset by the initiatives to raise the management standards in the retail pharmacy network. Compared to 4Q15, sales, general and administrative expenses decreased by 3%, mainly due to initiatives to raise the management standards in the retail pharmacy network, which resulted in additional expenses in 4Q15 and contributed to reduce the expenses in 1Q16.

EBITDA – In 1Q16, Extrafarma’s EBITDA totaled R$ 5 million, up 2% over 1Q15, mainly due to the increase in gross revenues, and the initiatives to raise the management standards in the retail pharmacy network, despite the worsening of the economic situation and the higher number of new stores, still in their maturing process. Compared to 4Q15, Extrafarma’s EBITDA decreased by 40%, mainly due to inventory extraordinary gains reported in 4Q15.

10

Ultrapar

Net sales and services – Ultrapar’s consolidated net sales and services in 1Q16 increased by 12% compared to 1Q15, reaching R$ 19,524 million, due to the revenues growth in Ipiranga, Oxiteno, Ultragaz and Extrafarma. Compared to 4Q15, Ultrapar’s net sales and services decreased by 5%, mainly due to the seasonality between periods.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 1,058 million in 1Q16, up 7% over 1Q15, in spite of the worsening of the economic scenario. Compared to 4Q15, Ultrapar’s EBITDA decreased by 10%, mainly due to the seasonality between periods.

EBITDA (R$ million)

Depreciation and amortization – Total depreciation and amortization costs and expenses in 1Q16 amounted to R$ 270 million, a 15% increase over 1Q15, as a result of investments made during the last 12 months, specially in the expansion of Ipiranga’s service station network and in the strategy of constant innovation and differentiation initiatives in its service stations. Compared to 4Q15, total depreciation and amortization costs and expenses remained stable.

Financial results – Ultrapar’s net debt at the end of March 2016 was R$ 5.9 billion (1.5 times LTM EBITDA), compared to R$ 5.0 billion in March 2015 (1.4 times LTM EBITDA). Ultrapar reported net financial expenses of R$ 216 million in 1Q16, a R$ 35 million increase compared to 1Q15, mainly due to (i) annual CDI increase by 2.0 p.p., (ii) the higher net debt, due to the growth of the company, (iii) the effects of the exchange rate fluctuations in the period and (iv) PIS/COFINS taxes levied on financial revenues as from July 2015. Compared to 4Q15, net financial expenses increased R$ 55 million, as a result of the higher net debt and the effects of the appreciation of Ultrapar’s shares on subscription warrants issued in the Extrafarma’s transaction.

Net earnings – Net earnings in 1Q16 amounted to R$ 388 million, remaining stable compared to 1Q15, due to the EBITDA growth, offset by higher net financial expenses and depreciation and amortization. Compared to 4Q15, net earnings decreased by 22% as a result of a lower EBITDA, mainly due to the seasonality between periods.

11

Investments – Total investments, net of disposals and repayments, amounted to R$ 292 million in 1Q16, allocated as follows:

•	At Ipiranga, R$ 146 million were invested mainly in the expansion and maintenance of the service stations network and franchises.

•	At Oxiteno, R$ 47 million were invested mainly in the maintenance of its production units and investments in the ethoxylation plant in the United States.

•	At Ultragaz, R$ 81 million were invested mainly in new clients in the bulk segment and acquisition of LPG bottles.

•	Ultracargo invested R$ 6 million mainly towards maintenance of terminals.

•	At Extrafarma, R$ 18 million were invested mainly in the opening of new drugstores and renovation of existing drugstores.

R$ million	1Q16	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets[1]
Ipiranga	139
Oxiteno	47
Ultragaz	81
Ultracargo	6
Extrafarma	18
Total — additions to fixed and intangible assets¹	285
Financing to clients² – Ipiranga	8
Acquisition (disposal) of equity interest	6
Total investments, net of disposals and repayments	298

¹	Includes the consolidation of corporate IT services
²	Financing to clients is included as working capital in the Cash Flow Statement

12

Ultrapar in capital markets

Ultrapar’s average daily trading volume in 1Q16 was R$ 132 million, 9% higher than the daily average of R$ 121 million in 1Q15, considering the combined trading volumes on the BM&FBOVESPA and the ADRs market. Ultrapar’s share price closed the quarter quoted at R$ 69.79/share on the BM&FBOVESPA, with an appreciation of 15% in the quarter, the same appreciation of the Ibovespa index in the period. In the ADRs market, Ultrapar’s shares appreciated by 26% in 1Q16, while the Dow Jones index appreciated only 1% in the same period. Ultrapar closed 1Q16 with a market value of R$ 39 billion, up 8% over 1Q15.

Performance of UGPA3 vs. Ibovespa – 1Q16

(Base 100)

Average daily trading volume

(R$ million)

13

Outlook

Even in an adverse macroeconomic scenario, Ultrapar and its businesses took advantage of their differentiation strategy, focused on resilience and large operational scale to bring positive results in the beginning of 2016. We will continue to invest heavily in our businesses in order to create value to the company and align the expectations with shareholders. At Ipiranga, consistent investments to expand its service stations network and its related logistics infrastructure, focused on North, Northeast and Midwest regions of Brazil, will continue to leverage the benefits from the growth of the vehicle fleet in Brazil and the reduction of gray market. Additionally, the company will continue with its differentiation initiatives, based on increasing the offer of products, services and convenience, to further increase customer loyalty and expand the number of clients, who are offered higher value-added products and services, while the reseller is provided with an additional source of revenue and differentiated positioning, thus maximizing the profitability of the whole value chain, including Ipiranga. Oxiteno will continue investing on innovation, with the development of new products, and will act to maximize the benefits from the maturation of investments in production capacity expansion in Brazil in a more favorable foreign exchange scenario, also accelerating the international expansion with investments in the ethoxylation plant in the United States. Ultragaz will continue to reap the benefits from the investments in capturing new customers and on managing costs and expenses constantly, which will contribute to the earnings progression. Ultracargo, on its turn, will continue focused on the clarification and management of the impacts derived from the accident in Santos, without ceasing to assess new business opportunities from the growing demand for liquid bulk storage in Brazil. At Extrafarma, we will continue to pursue a more accelerated expansion of the company and to increase the retail management standards, also continuing with the “cross-fertilization” through the opening of stores in Ultragaz’s resellers and Ipiranga’s service stations.

¹

14

Forthcoming events

Conference call / Webcast: May 12, 2016

Ultrapar will be holding a conference call for analysts on May 12, 2016 to comment on the company’s performance in the first quarter of 2016 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International: 11:30 a.m. (US EST)

Participants in the US: 1 844 836-8738

Participants in Brazil: 0800 891 0015

Participants in other countries: +1 412 317-5430

Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company’s management. Words such as: “believe”, “expect”, “plan”, “strategy”, “prospects”, “envisage”, “estimate”, “forecast”, “anticipate”, “may” and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

15

Operational and market information

Financial focus	1Q16	1Q15	4Q15
EBITDA margin Ultrapar	5.4%	5.7%	5.7%
Net margin Ultrapar	2.0%	2.2%	2.4%
Focus on human resources	1Q16	1Q15	4Q15
Number of employees – Ultrapar	14,735	14,030	14,597
Number of employees – Ultragaz	3,616	3,643	3,603
Number of employees – Ipiranga	2,890	2,748	2,864
Number of employees – Oxiteno	1,840	1,793	1,806
Number of employees – Ultracargo	614	603	596
Number of employees – Extrafarma	5,314	4,797	5,269
Focus on capital markets	1Q16	1Q15	4Q15
Number of shares (000)	556,405	556,405	556,405
Market capitalization¹ – R$ million	34,184	31,493	36,863
BM&FBOVESPA	1Q16	1Q15	4Q15
Average daily volume (shares)	1,563,085	1,684,418	1,637,622
Average daily volume (R$ 000)	96,282	95,637	108,551
Average share price (R$/share)	61.6	56.8	66.3
ADRs	1Q16	1Q15	4Q15
Quantity of ADRs² (000 ADRs)	30,234	30,612	29,385
Average daily volume (ADRs)	580,529	449,955	661,194
Average daily volume (US$ 000)	9,121	8,743	11,385
Average share price (US$/ADR)	15.7	19.4	17.2
Total	1Q16	1Q15	4Q15
Average daily volume (shares)	2,143,614	2,134,373	2,298,816
Average daily volume (R$ 000)	131,701	120,808	152,302

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 21, which are expressed in US Dollars and were obtained using the average exchange rate (commercial US Dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations—Ultrapar Participações S.A.

+55 11 3177 7014

invest@ultra.com.br

www.ultra.com.br

[1]	Calculated based on the weighted average price in the period.
[2]	1 ADR = 1 common share.

16

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
ASSETS
Cash, cash equivalents and financial investments	2,672.6	3,798.6	3,506.2
Trade accounts receivable	3,124.0	2,819.2	3,167.2
Inventories	2,710.8	2,347.3	2,495.2
Taxes	517.9	642.0	628.8
Other	361.8	175.5	114.0

Total Current Assets	9,387.0	9,782.6	9,911.4

Investments	98.7	80.4	103.7
Property, plant and equipment and intangibles	8,704.4	8,274.6	8,732.8
Financial investments	254.7	220.8	467.0
Trade accounts receivable	161.9	146.2	152.2
Deferred income tax	505.2	494.7	559.0
Escrow deposits	751.0	707.0	740.8
Other	305.4	227.3	299.1

Total Non-Current Assets	10,781.4	10,151.1	11,054.7

TOTAL ASSETS	20,168.4	19,933.7	20,966.0

LIABILITIES
Loans, financing and debentures	2,495.8	2,746.3	1,097.9
Suppliers	1,088.9	1,123.7	1,460.5
Payroll and related charges	277.9	241.1	404.3
Taxes	269.9	280.1	385.7
Other	284.7	180.1	485.0

Total Current Liabilities	4,417.2	4,571.3	3,833.4

Loans, financing and debentures	6,333.6	6,231.7	7,803.8
Judicial provisions	686.5	628.0	684.7
Post-retirement benefits	114.1	112.7	112.8
Other	511.3	503.2	557.3

Total Non-Current Liabilities	7,645.5	7,475.5	9,158.5

TOTAL LIABILITIES	12,062.7	12,046.8	12,991.9

STOCKHOLDERS’ EQUITY
Capital	3,838.7	3,838.7	3,838.7
Reserves	4,359.6	3,722.9	4,354.2
Treasury shares	(483.9)	(205.2)	(490.9)
Others	359.7	500.2	243.0
Non-controlling interest	31.7	30.3	29.1

Total shareholders’ equity	8,105.7	7,886.8	7,974.1

TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	20,168.4	19,933.7	20,966.0

Cash and financial investments	2,927.3	4,019.4	3,973.2
Debt	(8,829.4)	(8,978.1)	(8,901.6)

Net cash (debt)	(5,902.1)	(4,958.7)	(4,928.4)

17

ULTRAPAR

CONSOLIDATED INCOME STATEMENT

In millions of Reais (except per share data)

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
Net sales and services	19,524.3	17,403.6	20,580.1
Cost of sales and services	(17,806.1)	(15,821.5)	(18,633.8)

Gross profit	1,718.2	1,582.1	1,946.3
Operating expenses
Selling	(641.2)	(584.2)	(682.0)
General and administrative	(321.8)	(288.0)	(385.9)
Other operating income (expenses), net	35.4	21.5	34.9
Income from sale of assets	0.1	22.3	(2.0)

Operating income	790.7	753.6	911.3
Financial results
Financial income	115.1	103.5	117.0
Financial expenses	(331.6)	(284.7)	(278.8)
Equity in earnings (losses) of affiliates	(3.3)	(2.9)	(5.7)

Income before income and social contribution taxes	571.0	569.5	743.9

Provision for income and social contribution taxes
Current	(227.4)	(160.9)	(306.8)
Deferred	22.1	(37.6)	36.3
Benefit of tax holidays	22.1	15.7	23.4

Net Income	387.9	386.6	496.8

Net income attributable to:
Shareholders of Ultrapar	385.2	384.9	494.2
Non-controlling shareholders of the subsidiaries	2.6	1.7	2.6
EBITDA	1,057.6	986.6	1,176.9
Depreciation and amortization	270.1	235.9	271.2
Total investments, net of disposals and repayments	298.1	158.4	532.5
RATIOS
Earnings per share—R$	0.71	0.70	0.91
Net debt / Stockholders’ equity	0.73	0.63	0.62
Net debt / LTM EBITDA	1.47	1.44	1.25
Net interest expense / EBITDA	0.20	0.18	0.14
Gross margin	8.8%	9.1%	9.5%
Operating margin	4.0%	4.3%	4.4%
EBITDA margin	5.4%	5.7%	5.7%

18

ULTRAPAR

CONSOLIDATED CASH FLOW STATEMENT

In millions of Reais

	JAN—MAR
	2016	2015
Cash Flows from (used in) operating activities	(185.3)	258.1
Net income	387.9	386.6
Depreciation and amortization	270.1	235.9
Working capital	(673.3)	(848.4)
Financial expenses (A)	29.2	592.1
Deferred income and social contribution taxes	(22.1)	37.6
Income from sale of assets	(0.1)	(22.3)
Cash paid for income and social contribution taxes	(168.2)	(128.3)
Other (B)	(8.8)	4.9
Cash Flows from (used in) investing activities	(290.6)	(170.0)
Additions to fixed and intangible assets, net of disposals	(284.8)	(170.0)
Acquisition and sale of equity investments	(5.8)	(0.0)
Cash Flows from (used in) financing activities	(570.0)	(468.9)
Debt raising	240.4	1,177.8
Amortization of debt / Payment of financial lease	(200.6)	(962.0)
Interest paid	(177.0)	(179.8)
Repurchase of Shares to be held in treasury	—	(102.2)
Related parties	—	(15.0)
Dividends paid (C)	(432.7)	(387.6)
Net increase (decrease) in cash and cash equivalents	(1,045.9)	(380.7)
Cash and cash equivalents at the beginning of the period (D)	3,973.2	4,400.1
Cash and cash equivalents at the end of the period (D)	2,927.3	4,019.4

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Includes long term financial investments.

19

IPIRANGA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
OPERATING ASSETS
Trade accounts receivable	2,206.2	2,018.5	2,334.7
Trade accounts receivable—noncurrent portion	135.5	117.8	123.7
Inventories	1,684.7	1,492.5	1,490.5
Taxes	245.1	280.3	331.5
Other	371.0	296.4	270.3
Property, plant and equipment, intangibles and investments	3,963.0	3,650.6	3,996.7
TOTAL OPERATING ASSETS	8,605.5	7,856.1	8,547.5

OPERATING LIABILITIES
Suppliers	707.4	816.1	1,080.6
Payroll and related charges	76.3	60.4	125.8
Post-retirement benefits	96.8	100.1	96.3
Taxes	96.6	107.5	99.1
Judicial provisions	96.8	109.9	100.1
Other accounts payable	181.1	150.0	211.0
TOTAL OPERATING LIABILITIES	1,255.0	1,344.0	1,712.9

IPIRANGA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
Net sales	16,869.3	15,118.3	17,846.7
Cost of sales and services	(15,812.4)	(14,096.8)	(16,609.8)
Gross profit	1,056.9	1,021.5	1,236.9
Operating expenses
Selling	(382.0)	(352.7)	(380.9)
General and administrative	(157.4)	(143.6)	(183.0)
Other operating income (expenses), net	26.1	20.2	33.6
Income from sale of assets	(0.8)	23.8	(0.8)
Operating income	542.8	569.1	705.8
Equity in earnings (losses) of affiliates	0.3	0.2	0.2
EBITDA	712.3	714.5	868.2
Depreciation and amortization	169.3	145.2	162.2
RATIOS
Gross margin (R$/m3)	178	167	188
Operating margin (R$/m3)	91	93	107
EBITDA margin (R$/m3)	120	117	132
EBITDA margin (%)	4.2%	4.7%	4.9%

20

OXITENO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
OPERATING ASSETS
Trade accounts receivable	535.3	451.2	468.5
Inventories	596.6	558.7	624.1
Taxes	83.9	105.1	91.4
Other	139.3	119.7	130.7
Property, plant and equipment, intangibles and investments	1,713.6	1,717.8	1,744.4
TOTAL OPERATING ASSETS	3,068.6	2,952.4	3,059.1

OPERATING LIABILITIES
Suppliers	164.5	129.3	153.0
Payroll and related charges	72.2	65.9	126.9
Taxes	41.1	33.1	45.6
Judicial provisions	106.0	97.2	104.0
Other accounts payable	33.4	24.7	46.5
TOTAL OPERATING LIABILITIES	417.2	350.3	476.0

OXITENO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
Net sales	1,004.0	852.8	1,086.3
Cost of goods sold
Variable	(580.4)	(486.6)	(586.0)
Fixed	(81.8)	(84.2)	(118.7)
Depreciation and amortization	(34.0)	(31.4)	(44.5)
Gross profit	307.7	250.5	337.0
Operating expenses
Selling	(69.6)	(71.6)	(97.4)
General and administrative	(78.4)	(68.5)	(107.4)
Other operating income (expenses), net	0.3	(0.0)	0.1
Income from sale of assets	0.2	0.2	(1.1)
Operating income	160.2	110.6	131.1
Equity in earnings (losses) of affiliates	0.4	(1.0)	0.3
EBITDA	198.3	144.6	180.1
Depreciation and amortization	37.7	35.0	48.8
RATIOS
Gross margin (R$/ton)	1,695	1,431	2,024
Gross margin (US$/ton)	434	500	527
Operating margin (R$/ton)	883	631	787
Operating margin (US$/ton)	226	220	205
EBITDA margin (R$/ton)	1,092	826	1,082
EBITDA margin (US$/ton)	279	288	282

21

ULTRAGAZ

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
OPERATING ASSETS
Trade accounts receivable	234.0	198.6	224.0
Trade accounts receivable—noncurrent portion	26.1	28.1	28.2
Inventories	82.9	56.1	79.5
Taxes	55.8	45.3	56.1
Escrow deposits	202.3	187.2	200.5
Other	51.0	45.4	50.9
Property, plant and equipment, intangibles and investments	902.2	812.0	859.8
TOTAL OPERATING ASSETS	1,554.3	1,372.6	1,499.0

OPERATING LIABILITIES
Suppliers	49.0	41.3	45.1
Payroll and related charges	78.5	68.6	104.3
Taxes	7.0	6.3	7.0
Judicial provisions	101.4	91.5	99.3
Other accounts payable	33.0	26.3	36.1
TOTAL OPERATING LIABILITIES	269.0	234.0	291.8

ULTRAGAZ

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
Net sales	1,232.6	1,037.9	1,248.1
Cost of sales and services	(1,024.5)	(882.6)	(1,032.0)
Gross profit	208.1	155.3	216.1
Operating expenses
Selling	(92.9)	(76.3)	(101.6)
General and administrative	(47.6)	(38.9)	(44.1)
Other operating income (expenses), net	1.0	(0.2)	0.5
Income from sale of assets	0.7	(1.8)	0.3
Operating income	69.3	38.2	71.1
Equity in earnings (losses) of affiliates	0.0	(0.0)	(0.0)
EBITDA	108.5	72.3	108.6
Depreciation and amortization	39.2	34.2	37.5
RATIOS
Gross margin (R$/ton)	511	385	524
Operating margin (R$/ton)	170	95	172
EBITDA margin (R$/ton)	267	179	263

22

ULTRACARGO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
OPERATING ASSETS
Trade accounts receivable	27.5	32.6	24.6
Inventories	6.6	2.2	6.5
Taxes	2.8	9.8	6.9
Other¹	163.5	26.0	20.9
Property, plant and equipment, intangibles and investments	895.2	913.8	900.6
TOTAL OPERATING ASSETS	1,095.6	984.5	959.5

OPERATING LIABILITIES
Suppliers	12.7	8.9	17.7
Payroll and related charges	17.9	17.6	17.3
Taxes	3.5	5.9	4.0
Judicial provisions	13.7	11.6	13.6
Other accounts payable²	157.3	41.9	45.7
TOTAL OPERATING LIABILITIES	205.2	86.0	98.4

¹	Trade receivables—indemnification insurance company
²	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables—indemnification clients

ULTRACARGO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
Net sales	81.0	92.3	72.7
Cost of sales and services	(47.4)	(34.7)	(42.7)
Gross profit	33.5	57.7	30.0
Operating expenses
Selling	(1.9)	(2.0)	(2.2)
General and administrative	(17.7)	(19.9)	(29.6)
Other operating income (expenses), net	8.0	1.4	4.2
Income from sale of assets	0.0	(0.0)	0.0
Operating income	22.0	37.2	2.4
Equity in earnings (losses) of affiliates	(0.0)	0.1	0.0
EBITDA	32.6	47.7	12.9
Depreciation and amortization	10.7	10.4	10.5
RATIOS
Gross margin	41%	62%	41%
Operating margin	27%	40%	3%
EBITDA margin	40%	52%	18%

23

EXTRAFARMA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
OPERATING ASSETS
Trade accounts receivable	124.0	121.4	117.7
Inventories	340.0	237.7	294.6
Taxes	81.8	59.6	79.8
Other	15.2	10.6	11.7
Property, plant and equipment and intangibles¹	936.9	115.6	928.3
TOTAL OPERATING ASSETS	1,497.9	544.8	1,432.1

OPERATING LIABILITIES
Suppliers	157.2	127.5	158.1
Payroll and related charges	32.8	28.4	29.8
Taxes	9.1	11.2	11.8
Judicial provisions	60.4	54.8	60.3
Others	13.5	17.0	17.7
TOTAL OPERATING LIABILITIES	273.0	238.8	277.8

¹	Includes the Goodwill as a result of the association with Extrafarma amounted to R$ 661.5 million. See note 3.b to financial statements as from December 31, 2015

EXTRAFARMA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2016	2015	2015
Gross revenues	372.1	337.7	358.9
Sales returns, discounts and taxes	(21.8)	(19.2)	(20.4)
Net sales	350.2	318.5	338.4
Cost of sales and services	(238.4)	(221.5)	(212.2)
Gross profit	111.9	97.0	126.3
Operating expenses	(116.5)	(97.1)	(120.5)
Other operating income (expenses), net	(0.0)	(0.0)	(3.9)
Income from sale of assets	0.0	0.1	(0.3)
Operating income	(4.6)	0.0	1.5
EBITDA	5.2	5.1	8.7
Depreciation and amortization	9.8	5.1	7.2
RATIOS¹
Gross margin (%)	30%	29%	35%
Operating margin (%)	-1%	0%	0%
EBITDA margin (%)	1%	2%	2%

¹	Calculated based on gross revenues

24

ULTRAPAR PARTICIPAÇÕES S/A

LOANS

In millions of Reais – IFRS

LOANS	Balance in March/2016[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (%p.y.)[2]	Maturity
Foreign Currency
Foreign loan[3]	996.5	—	—	—	—	—	996.5	US$ + LIBOR	+0.7	2017 to 2018
Foreign loan[5]	516.2	—	—	—	—	—	516.2	US$	+2.1	2017 to 2018
Foreign loan	—	256.6	107.0	—	—	—	363.6	US$ + LIBOR	+1.4	2017 to 2018
Financial institutions	—	213.6	—	—	—	—	213.6	US$ + LIBOR	+2.7	2016 to 2021
Advances on foreign exchange contracts	—	158.4	—	—	—	—	158.4	US$	+1.9	< 260 days
Financial institutions	—	131.1	—	—	—	—	131.1	US$	+2.8	2016 to 2017
Foreign currency advances delivered	—	57.6	—	—	—	—	57.6	US$	+1.4	< 61 days
Financial institutions	—	25.0	—	—	—	—	25.0	MX$ + TIIE	+1.0	2016 to 2017
BNDES	2.4	12.0	3.2	—	—	—	17.6	US$	+6.0	2016 to 2020
Subtotal	1,515.1	854.2	110.1	—	—	—	2,479.4
Local Currency
Banco do Brasil floating rate	3,133.5	—	—	—	—	—	3,133.5	CDI	105.5	2016 to 2019
Debentures — 1st and 2nd issuances IPP	1,462.9	—	—	—	—	—	1,462.9	CDI	107.9	2017 to 2018
Debentures — 5th issuance	—	—	—	—	—	803.9	803.9	CDI	108.3	2018
BNDES	153.0	58.5	110.4	47.8	—	—	369.7	TJLP	+2.7	2016 to 2021
Export Credit Note floating rate	—	158.6	—	—	—	—	158.6	CDI	101.5	2018
Banco do Nordeste do Brasil	—	29.8	—	31.5	—	—	61.4	R$	+8.5	2016 to 2021
Research and projects financing (FINEP)	21.6	36.9	—	—	—	—	58.5	R$	+4.0	2016 to 2021
Financial leasing	—	—	45.0	—	—	—	45.0	IGPM	+5.6	2016 to 2031
BNDES	36.0	2.6	4.5	0.7	0.9	—	44.8	R$	+4.6	2016 to 2022
BNDES	26.0	6.1	—	—	—	—	32.1	SELIC	+2.2	2016 to 2021
Research and projects financing (FINEP)	2.3	5.7	2.9	—	—	—	10.9	TJLP	-1.4	2016 to 2023
Export Credit Note[4]	—	9.9	—	—	—	—	9.9	R$	+8.0	2016
Working capital loan — fixed rate	—	—	—	—	0.7	—	0.7	R$	+10.1	2016
Financial leasing floating rate	—	—	—	—	0.3	—	0.3	CDI	+2.8	2016 to 2017
Agency for Financing Machinery and Equipment (FINAME)	—	—	—	—	0.2	—	0.2	TJLP	+5.7	2016 to 2022
Financial leasing fixed rate	—	—	—	—	0.1	—	0.1	R$	+15.5	2016 to 2017
Subtotal	4,835.3	308.1	162.8	80.1	2.1	803.9	6,192.3
Unrealized losses on swaps transactions	149.5	8.1	—	—	—	—	157.6
Total	6,499.9	1,170.5	272.9	80.1	2.1	803.9	8,829.4
Composition per maturity
Up to 1 year	1,798.2	606.1	53.7	32.0	1.6	4.2	2,495.8
From 1 to 2 years	1,605.2	160.7	31.8	23.0	0.3	799.6	2,620.5
From 2 to 3 years	1,945.2	227.5	133.0	7.7	0.2	—	2,313.6
From 3 to 4 years	1,138.6	87.6	18.1	7.7	0.1	—	1,252.0
From 4 to 5 years	12.2	80.8	2.4	6.8	0.0	—	102.3
Thereafter	0.6	7.9	33.8	2.9	0.0	—	45.2
Total	6,499.9	1,170.5	272.9	80.1	2.1	803.9	8,829.4

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council). On March 31, 2016, TJLP was fixed at 7.5% p.a. / IGPM = General Index of Market Prices / SELIC = base interest rate set by Brazilian Central Bank

	Balance in March/2016[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company/Other	Ultrapar Consolidated
CASH AND LONG TERM INVESTMENTS	1,555.5	807.6	186.5	245.3	27.2	105.1	2,927.3

[1]	As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
[2]	Certain loans are hedged against foreign currency and interest rate exposure (see note 22 to financial statements).
[3]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 102.66% of CDI on average.
[4]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 79.90% of CDI on average.
[5]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 100.63% of CDI on average.

25

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (03/2016)

Date, Time and Location:

May 11, 2016, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors, duly signed; and (ii) member of the Fiscal Council, duly signed, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law .

Decisions:

1.	After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

2.	The members of the Board of Directors approved, in line with Ultrapar’s Investment Approval Policy, the proposal for investments in information technology project with investments for the next five years, including detailed design and implementation of new integrated systems to replace the current ones.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on May 11, 2016)

3.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

4.	The members of the Board of Directors were updated on the creation of a portal for providing information and documents to the Board of Directors.

5.	Pursuant to article 28, item “p” of the Company’s Bylaws, the Board of Directors approved the renewal of financing from Banco do Brasil S.A., on behalf of its wholly owned subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) for a period of six (6) years, with annual installments from the 4th (fourth) year, with principal amount of R$ 1,009,500,000.00 (one billion, nine million, five hundred thousand Reais) and interest rates equivalent to the accumulated variation of 110.90% (one hundred and ten and nine tenths percent) of the average rates of DI—Interbank deposit, calculated and published daily by CETIP S.A.—Organized Markets (“CETIP”).

6.	The members of the Board of Directors approved the provision of guarantee, by the Company, in relation to the principal and ancillary obligations to be assumed by Ipiranga under the 4th (fourth) issuance of simple debentures, not convertible into shares, in a single series, unsecured, with personal guarantee, for public placement with restricted efforts, pursuant to CVM Instruction nr. 476, of January 16, 2009, as amended (“Issuance” and “Debentures”, respectively), as well as they approved the Issuance by Ipiranga.

6.1.	The total Issuance amount is R$ 500,000,000.00 (five hundred million Reais) as of the offering date. 500 (five hundred) Debentures will be issued, with unit par value of R$ 1,000,000.00 (one million Reais), in a single tranche. The Debentures will have semi-annual interest payments, amortization in three (3) equal annual installments starting on the 36th (thirty-sixth) month and will bear interest corresponding to 105% (one hundred and five percent) of the accumulated variation of the average daily DI rates (Inter-bank deposits of one day), calculated and published daily by CETIP (“DI Rate”).

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on May 11, 2016)

6.2.	If verified any alteration, modification or supplementation resulting in the creation of new tax or increase of tax levied on the issuance and/or on agribusiness securities issued secured by receivables arising from the Debentures, pursuant to Law nr. 11,076, of December 30, 2004, and/or if verified any inability of credit rights from the Debentures to secure agribusiness securities, Ipiranga shall, within 30 (thirty) days from the date of the event, in its sole discretion, (i) restate the interest rates of the Debentures, which will be 111% (one hundred and eleven percent) of the DI Rate, with an amendment to the indenture; or (ii) redeem the Debentures, without redemption premium, provided that the early redemption comprehends the totality (and not less than totality) of the Debentures, at its Par Value (or the balance of the Par Value).

6.3.	The Debentures will have a 5-year term, starting from the offering date, except in case of early redemption and early maturity of the Debentures.

6.4.	The guarantee will be provided without exception or reserve, and the Company will be the guarantor and principal payer, on a joint and several liability basis, of the main and ancillary obligations of Ipiranga in connection with the Debentures.

6.5.	The members of the Board of Directors authorized the Executive Board to take any measures necessary to implement the deliberations herein, including the signing of the indenture and definition of other terms and conditions of the guarantee.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on May 11, 2016)

Observation: The deliberations were approved, with no amendments or qualifications, by all the members of the Board of Directors present, except for the abstention of Mr. José Mauricio Pereira Coelho on item 5, given his office at Banco do Brasil S/A.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all members of the Board present, as well as by the member of the Fiscal Council present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

Flavio César Maia Luz – President of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2016

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2016 Report on Review of Interim Financial Information, 1Q16 Earnings release and Board of Directors Minutes)